Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

AHI HOLDINGS INC.,

AHI TRANSITORY SUB INC.

and

AIRXCEL HOLDINGS, INC.

dated as of July 21, 2005

5.5.	Directors’ and Officers’ Indemnification and Insurance	34
5.6.	Public Announcements	35
5.7.	Notices of Certain Events	35
5.8.	Financing	36
5.9.	Payoff of Junior Subordinated Notes	36
5.10.	Exclusivity	36
5.11.	Information Statement	37

ARTICLE VI	CONDITIONS PRECEDENT	37

6.1.	Conditions to Each Party’s Obligation to Effect the Merger	37
6.2.	Additional Conditions to Obligations of Parent and Merger Sub	37
6.3.	Additional Conditions to Obligations of the Company	39

ARTICLE VII	TERMINATION AND AMENDMENT	40

7.1.	Termination	40
7.2.	Effect of Termination	41
7.3.	Extension; Waiver	41

ARTICLE VIII	INDEMNIFICATION	41

8.1.	Survival of Representations, Warranties and Agreements	41
8.2.	Indemnification	42
8.3.	Escrow Arrangements	46
8.4.	Other Limitations	51
8.5.	Stockholder Representative; Approval of Holders of Company Common Stock.	54

ARTICLE IX	GENERAL PROVISIONS	55

9.1.	Notices	55
9.2.	Interpretation	57
9.3.	Counterparts	57
9.4.	Entire Agreement	57
9.5.	No Third-Party Beneficiaries	57
9.6.	Assignment	57
9.7.	Amendment and Modification; No Waiver	58
9.8.	Enforcement; Jurisdiction	58
9.9.	Waiver of Jury Trial	58
9.10.	Company Disclosure Schedule	59
9.11.	No Recourse	59
9.12.	Governing Law	59
9.13.	Severability	59
9.14.	Mutual Drafting	59

9.15.	Certain Understandings	59
9.16.	Definitions	59
EXHIBITS

Exhibit A	Certificate of Incorporation
Exhibit B	Contribution Agreement
Exhibit C	Letter of Transmittal
Exhibit D	Debt Commitment Letter
Exhibit E	Opinion of Dechert LLP
Exhibit F	Opinion of Kirkland & Ellis LLP

DEFINED TERMS

Page
Adjustment Holdback Consideration	59
Affiliate	59
Agreement	1
Airxcel	59
Airxcel SEC Reports	14
Arbiter	9
Asserted Liability	43
Balance Sheet	59
Basket	42
Benefit Plans	59
Board of Directors	59
Bonus Compensation Plan	59
Books and Records	59
Business Day	59
Buyer Indemnified Persons	41
Bylaws	3
Certificate	4
Certificate of Incorporation	3
Certificate of Merger	3
Claims Notice	43
Closing	2
Closing Common Merger Consideration	60
Closing Date	2
Closing Date Balance Sheet	8
Closing Date Debt	8
Closing Date Working Capital	8
Closing Merger Consideration	60
Closing Statement	8
Code	60
Common Stock Merger Consideration	60
Company	1
Company Affiliate Transactions	25
Company Board Approval	15
Company Class A Common Stock	1
Company Class B Common Stock	1
Company Common Stock	1
Company Disclosure Schedule	60
Company Employees	59
Company Expenses	60

Company Preferred Stock	2
Company Series A Preferred Stock	2
Company Series B Preferred Stock	2
Company Statement	15
Company Stock	2
Company Stockholders Agreement	60
Company Warrants	60
Confidentiality Agreement	32
Contract	60
Credit Agreement	60
CVC	1
D&O Indemnified Persons	34
Damages	42
Debt	61
Debt Commitment Letter	28
DGCL	1
Dissenting Share	61
dollars\ or \$	61
Effective Time	3
Environmental Holdback Consideration	61
Environmental Laws	61
ERISA	21
Escrow Agent	61
Escrow Period	46
Estimated Debt	8
Estimated Working Capital	8
Exchange Agent	5
Exchange Fund	5
Expenses	34
Final Adjustment Amount	11
Final Closing Statement	62
Final Debt	62
Final Working Capital	62
GAAP	62
GAAP Consistently Applied	62
Governmental Authority	14
Holdback Consideration	62
HSR Act	14
Improvements	18
Indemnification Period	41
Indemnified Persons	43
Indemnifying Persons	43
Indenture	62
Intellectual Property	62

IRS	21, 22
Junior Subordinated Debt	62
Knowledge of Parent	63
Knowledge of the Company	63
Letter of Transmittal	6
Liability	63
Licenses and Permits	63
Liens	13
Material Adverse Effect	63
Material Consents	37
Material Contracts	20
Materials of Environmental Concern	63
Maximum Amount	42
Merger	1
Merger Consideration	64
Merger Sub	1
Notice of Disagreement	9
Off Balance Sheet Obligation	17
Parent	1
Parent Officer’s Certificate	47
PBGC	22
Per Share Adjustment Consideration	64
Per Share Closing Merger Consideration	64
Per Share Holdback Consideration	64
Per Share Merger Consideration	64
Per Share Stockholder Expense Amount	64
Per Share Warrant Consideration	5
Permitted Investments	46
Permitted Liens	65
Person	65
Preferred Per Share Merger Consideration	65
Preferred Stock Merger Consideration	65
Pro Rata Share	65
Proceeding	65
“Public Bonds”	66
Purchase Price Adjustment Certificate	47
Real Property	18
Reference Amount	66
Release	66
Remaining Holdback Consideration	46
Required Company Vote	15
SEC	14
Seller Indemnified Persons	43
Seller Indemnifying Person	43

Senior Subordinated Credit Agreement	66
Stockholder Representative	53
Stockholder Representative Expense Amount	66
Subsidiary	66
Surviving Corporation	2
Tax Return	21
Taxes	21
Termination Date	40
the other party	66
Violation	13
Warn Act	23
Working Capital	66

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 21, 2005 (this “Agreement”), among AHI HOLDINGS INC., a Delaware corporation (“Parent”), AHI TRANSITORY SUB INC., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), solely for the purposes of Article VIII, CITIGROUP VENTURE CAPITAL, LTD., a New York Corporation (“CVC”), as Stockholder Representative, and AIRXCEL HOLDINGS, INC., a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company has determined that it is fair to and advisable and in the best interests of the Company and its stockholders, and consistent with and in furtherance of its business strategies and goals, for Parent to acquire all of the outstanding shares of the Company through the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Parent and Merger Sub have each approved and declared advisable the transactions contemplated by this Agreement;

WHEREAS, in furtherance of such combination, the Boards of Directors of Parent, Merger Sub and the Company have each adopted this Agreement providing for the Merger and the Board of Directors of the Company has recommended that the holders of the Company Class A Common Stock vote to adopt this Agreement providing for the Merger upon the terms and subject to the conditions contained herein;

WHEREAS, (i) holders of a majority of the outstanding Company Class A Common Stock have executed and delivered to the Company on the date hereof a valid written irrevocable consent approving the Merger, (ii) the holders of a majority of voting capital stock of Parent have executed and delivered to Parent on the date hereof a valid written irrevocable consent approving the Merger and (iii) Parent, as the holder of all of the outstanding shares of common stock of Merger Sub, has executed and delivered to Merger Sub on the date hereof a valid written irrevocable consent approving the Merger;

WHEREAS, pursuant to the Merger, each outstanding share of (i) Class A Common Stock, par value $.01 per share, of the Company (the “Company Class A Common Stock”) and (ii) Class B Common Stock, par value $.01 per share, of the Company (the “Company Class B Common Stock” and, collectively with the Company Class A Common Stock, the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3), other than shares owned or held directly or indirectly by Parent, Merger Sub or their respective Subsidiaries or the Company or its Subsidiaries, will be converted into the right to receive (i) the Per Share Closing Common Merger Consideration (as defined herein), (ii) the Per Share Holdback Consideration (as defined herein) and (iii) the Per Share Stockholder Representative Expense Amount (as defined herein), in each case subject to adjustment as contemplated hereby;

WHEREAS, pursuant to the Merger, each outstanding share of (i) 14% Series A Preferred Stock, par value $.01 per share, of the Company (the “Company Series A Preferred Stock”) and (ii) 14% Series B Preferred Stock, par value $.01 per share, of the Company (the “Company Series B Preferred Stock” and, collectively with the Company Series A Preferred Stock, the “Company Preferred Stock” and, the Company Preferred Stock collectively with the Company Common Stock, the “Company Stock”), issued and outstanding immediately prior to the Effective Time, other than shares owned or held directly or indirectly by Parent, Merger Sub or their respective Subsidiaries or the Company or its Subsidiaries, will be converted into the right to receive an amount in cash equal to the Preferred Per Share Merger Consideration;

WHEREAS, the Holdback Consideration shall be placed in escrow for purposes of the adjustment to the Common Stock Merger Consideration;

WHEREAS, the Stockholder Representative Expense Amount (as defined herein) shall be deposited with the Stockholder Representative (as defined herein) for the purpose of funding the Stockholder Representative’s expenses in connection with its performance of its duties as Stockholder Representative; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

1.2. Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m. (New York City time) on the second Business Day after the satisfaction or waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in Article VI (the “Closing Date”), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Dechert LLP, 30 Rockefeller Plaza, New York, New York, 10112, unless another place is agreed to in writing by the parties hereto.

1.3. Effective Time. As part of the Closing, the parties hereto shall (A) file a certificate of merger (the “Certificate of Merger”) in such form as is required by and executed in accordance with the relevant provisions of the DGCL and (B) make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such subsequent time as Parent and the Company shall agree and so specify in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).

1.4. Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.5. Certificate of Incorporation. The Amended and Restated Certificate of Incorporation of the Company attached hereto as Exhibit A (the “Certificate of Incorporation”) shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein and under applicable law.

1.6. Bylaws. The bylaws of Merger Sub as in effect at the Effective Time (the “Bylaws”) shall be the Bylaws of the Surviving Corporation until thereafter changed or amended as provided therein and under applicable law.

1.7. Officers and Directors of Surviving Corporation. The officers of the Company as of the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified. The directors of Merger Sub as of the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.

1.8. Contribution. Certain holders of Company Stock shall have entered into a Contribution Agreement with Parent in the form attached hereto as Exhibit B (the “Contribution Agreement”) pursuant to which such holders will immediately prior to the Effective Time contribute certain shares of Company Stock to Parent in exchange for common stock of Parent in a transaction intended to qualify as part of an exchange described in Section 351 of the Code.

1.9. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Common Stock. Except as otherwise provided herein, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 1.8(d)) shall be converted into the right to receive, upon the Effective Time, the Per Share Closing Common Merger Consideration, the Per Share Holdback Consideration and the Per Share Stockholder Representative Expense Amount, in each case subject to adjustment as contemplated hereby; provided, that (i) the Per Share Holdback Consideration shall be placed in escrow as contemplated by this Agreement for purposes of the adjustment to the Common Stock Merger Consideration and environmental indemnification pursuant to Section 8.2(a)(v), and (ii) the Per Share Stockholder Expense Amount shall be deposited with the Stockholder Representative for purposes of funding the Stockholder Representative’s expenses in connection with its performance of its duties as Stockholder Representative.

(b) Conversion of Company Preferred Stock. Except as otherwise provided herein, each share of Company Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 1.8(d)) shall be converted into the right to receive, upon surrender of a Certificate formerly representing such share in the manner provided in Section 2.2, the Preferred Per Share Merger Consideration.

(c) Cancellation of Company Stock. As of the Effective Time, all shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled as provided in Section 1.8(d)) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Stock (a “Certificate”) shall, to the extent such Certificate represents such shares, cease to have any rights with respect thereto, except the right to receive the applicable Per Share Merger Consideration upon surrender of such Certificate in accordance with Article II.

(d) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Stock held in the treasury of the Company and each share of Company Stock owned or held, directly or indirectly, by the Company or its Subsidiaries or Parent, Merger Sub or their respective Subsidiaries, in each case immediately prior to the Effective Time, shall be canceled and retired without any conversion thereof and no payment of cash or any other distribution shall be made with respect thereto.

(e) Capital Stock of Merger Sub. Each share of capital stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into and exchanged for one fully paid and non-assessable share of the same class and series of capital stock, par value $.01 per share, of the Surviving Corporation.

(f) Treatment of Outstanding Warrants. As of the Effective Time, each outstanding and unexercised Company Warrant (as defined herein) shall be canceled and all rights with respect thereto shall cease to exist, and, in consideration for the cancellation of the Company Warrant, the holder of such Company Warrant shall be entitled to receive (A) an amount equal to the product of (x) the number of shares of Company Class B Common Stock subject to such Company Warrant held by the holder of the Company Warrant and (y) the excess of the Per Share Closing Common Merger Consideration over the warrant exercise price per share set forth in such Company Warrant, less any required withholding taxes (the amount in clause (y) divided by the number in clause (x) above, the “Per Share Warrant Consideration”), (B) distributions in accordance with Section 8.3 in an amount equal to the product of (xx) the number of shares of Company Class B Common Stock subject to such Company Warrant held by the holder of the Company Warrant and (yy) the portion of the distributed amount of the Per Share Holdback Consideration attributable to such shares, less any required withholding taxes and (C) distributions in accordance with Section 2.1(d) in an amount equal to the product of (xxx) the number of shares of Company Class B Common Stock subject to such Company Warrant held by the holder of the Company Warrant and (yyy) the portion of the distributed amount of the Per Share Stockholder Representative Expense Amount attributable to such shares.

1.10. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II

EXCHANGE AND PAYMENT

2.1. Exchange Agent; Payment Funds.

(a) Prior to the Effective Time, Parent shall appoint a bank or trust company as may be approved by the Company (which approval shall not be unreasonably withheld) as exchange and paying agent (the “Exchange Agent”) for the exchange and payment of the Merger Consideration.

(b) At or prior to the Effective Time, Parent shall deposit with the Exchange Agent in trust for the benefit of holders of shares of Company Stock and Company Warrants, an amount in cash sufficient to make all payments pursuant to Section 2.2 (other than the Holdback Consideration, which shall be deposited by Parent with the Escrow Agent at or prior to the Effective Time, and the Stockholder Representative Expense Amount, which shall be deposited by Parent with the Stockholder Representative at or prior to the Effective Time). Any cash deposited with the Exchange Agent in trust for the benefit of holders of shares of Company Stock shall hereinafter be referred to as the “Exchange Fund”.

(c) At or prior to the Effective Time, Parent shall deposit with the Escrow Agent for the benefit of Parent, the holders of shares of Company Stock and Company Warrants, as their interests may appear, an amount equal to the Holdback Consideration, which amount shall be held by the Escrow Agent in accordance with the terms of this Agreement.

(d) At or prior to the Effective Time, Parent shall deposit with the Stockholder Representative for the benefit of the Stockholder Representative, the holders of shares of Company Common Stock and Company Warrants, as their interests may appear, an amount equal to the Stockholder Representative Expense Amount. The Stockholder Representative Expense Amount shall be used by the Stockholder Representative to fund the Stockholder Representative’s expenses in the performance of its duties as the Stockholder Representative. To the extent any portion of the Stockholder Representative Expense Amount is not so utilized on or prior to the first anniversary of the Closing Date or is not expected to be so utilized, within 10 Business Days after the first year anniversary of the Closing Date, the Stockholder Representative shall deliver any remaining portion of the Stockholder Representative Expense Amount to the holders of shares Company Common Stock and Company Warrants in proportion to their respective holdings of shares of Company Common Stock and Company Warrants, as the case may be, at the Effective Time.

2.2. Exchange Procedures. Prior to the Effective Time, Parent shall deliver to each record holder of a Certificate and Company Warrants (A) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss with respect to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and which letter shall be substantially in the form attached as Exhibit C hereto (the “Letter of Transmittal”) and have such other provisions as Parent and the Company may reasonably agree and (B) instructions for effecting the surrender of such Certificates or Company Warrants, as applicable, in exchange for the Per Share Closing Common Merger Consideration, Preferred Per Share Merger Consideration, the Per Share Holdback Consideration, the Per Share Stockholder Expense Amount and the Per Share Warrant Consideration, as applicable, in each case subject to adjustment as applicable. Upon surrender of a Certificate to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive promptly in exchange therefor the Per Share Closing Common Merger Consideration or the Preferred Per Share Merger Consideration, as applicable, for each share of Company Common Stock or Company Preferred Stock, as applicable, formerly represented by such Certificate and such Certificate shall then be canceled. Any Person entitled to a portion of the Closing Merger Consideration who has provided wire instructions to the Parent at least one (1) Business Day prior to the Effective Time shall be entitled to payments of the Closing Merger Consideration by wire transfer on or promptly following the Closing Date in accordance with the instructions specified in such Person’s Letter of Transmittal. Upon surrender of a Company Warrant to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Company Warrant shall be entitled to receive promptly in exchange therefor the Per Share Warrant Consideration for each Company Warrant and such Company Warrant shall then be canceled. Any Person entitled to a portion of the Per Share Warrant Consideration who has provided wire instructions to the Parent at least one (1) Business Day prior to the Effective Time shall be entitled to payments of the Per Share Warrant

Consideration by wire transfer on or promptly following the Closing Date in accordance with the instructions specified in such Person’s Letter of Transmittal. No interest will be paid or will accrue for the benefit of holders of the Certificates on the Per Share Merger Consideration payable upon the surrender of the Certificates or Company Warrants. In the event of a transfer of ownership of Company Common Stock or Company Preferred Stock which is not registered in the transfer records of the Company, payment of the Per Share Merger Consideration may be made with respect to such Company Common Stock or Company Preferred Stock to such a transferee if the Certificate formerly representing such shares of Company Common Stock or Company Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that all applicable stock transfer taxes have been paid or are not applicable.

2.3. No Further Ownership Rights in Company Stock. The Closing Merger Consideration, Holdback Consideration and Stockholder Representative Expense Amount paid upon conversion of shares of Company Stock or Company Warrants in accordance with the terms of Article I and this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock or Common Warrants. Subject to Section 2.6, if any Certificates or Company Warrants shall not have been surrendered prior to two years after the Effective Time (or immediately prior to such earlier date on which any Per Share Merger Consideration in respect to such Certificate or Company Warrant would otherwise escheat to or become the property or any Governmental Authority), any such cash shall, to the extent permitted by applicable law, become property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto. If, after the Effective Time, subject to the terms and conditions of this Agreement, Certificates formerly representing shares of Company Stock or Company Warrants are presented to the Surviving Corporation, they shall be cancelled and exchanged for the applicable Per Share Merger Consideration in accordance with this Article II.

2.4. Termination of Exchange Fund. Any portion of the Exchange Fund constituting the Merger Consideration that remains undistributed to the holders of Certificates or Company Warrants for two years after the Effective Time shall be delivered to the Surviving Corporation or otherwise on the instruction of the Surviving Corporation, and any holders of the Certificates or Company Warrants who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation and Parent for the applicable Per Share Merger Consideration with respect to the shares of Company Stock or Company Warrants formerly represented thereby to which such holders are entitled pursuant to Section 1.8 and Section 2.2.

2.5. No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.6. Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the provision of an indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect to the shares of Company Stock formerly represented thereby.

2.7. Stock Transfer Books. At the close of business, New York City time, on the Business Day immediately prior to the day the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Stock formerly represented thereby, except for the right to receive the Per Share Merger Consideration pursuant to the terms hereof. On or after the Effective Time, any Certificates presented with a Letter of Transmittal to the Exchange Agent or Parent for any reason shall be exchanged for the applicable Per Share Merger Consideration with respect to the shares of Company Stock formerly represented thereby.

2.8. Debt and Working Capital Estimate. No less than three business days prior to the anticipated Closing Date, the Company shall deliver to the Stockholder Representative and the Parent a good faith estimate of (x) Closing Date Debt as of the close of business on the Closing Date (“Estimated Debt”) and (y) Closing Date Working Capital as of the close of business on the Closing Date (“Estimated Working Capital”) together with (i) a statement of the calculation of Estimated Debt and Estimated Working Capital (the “Estimated Closing Statement”)and (ii) a certificate signed by the Company to the effect that Estimated Debt and Estimated Working Capital were determined in good faith in accordance with the provisions of this Agreement. Parent shall have two (2) business days to review the statement setting forth Estimated Debt and Estimated Working Capital, and the calculations thereof and during such time the Company shall make its senior financial officers reasonably available to answer any questions of the Parent regarding the Company’s preparation of its good faith estimates of Estimated Debt and Estimated Working Capital. Parent shall have the right to reasonably object to such estimates within such two (2) Business Day period.

2.9. Closing Statement; Adjustment to Net Purchase Price.

(a) Within 60 days after the Closing Date, the Surviving Corporation shall cause to be prepared and shall deliver to the Stockholder Representative (as hereinafter defined) a statement (the “Closing Statement”), which shall include (i) a reviewed consolidated balance sheet (the “Closing Date Balance Sheet”) of Airxcel and its Subsidiaries as of the close of business on the Closing Date prepared in accordance with GAAP Consistently Applied, (ii) a statement based on such Closing Date Balance Sheet setting forth in reasonable detail a calculation of the Working Capital as of the close of business on the Closing Date (“Closing Date Working Capital”) and (iii) Debt as of the close of business on the Closing Date (the “Closing Date Debt”). Prior to delivery of the Closing Statement, the Surviving Corporation shall make its senior financial officers reasonably available during regular business hours to answer any questions of the Stockholder Representative regarding the Company’s preparation of the Closing Statement.

(b) Each of the Surviving Corporation, the Stockholder Representative and Parent agrees that it will, and it will use reasonable efforts to cause its respective agents and representatives to, cooperate and assist in the preparation of the Closing Statement and the calculation of the Closing Date Working Capital and the Closing Date Debt and in the conduct of the reviews and dispute resolution process referred to in this Section 2.9.

(c) During the 20-day period following the Stockholder Representative’s receipt of the Closing Statement, the Stockholder Representative and its independent accountants shall at the Stockholder Representative’s expense be permitted to review, and the Company shall make available to the Stockholder Representative upon request, the supporting schedules, analyses, working papers and other documentation of the Company relating to the Closing Statement and to ask questions, receive answers and request such other data and information from each of them as shall be reasonable under the circumstances. The Closing Statement shall become final and binding upon the parties on the Business Day following the 20th day following delivery thereof (and the statement of Closing Date Working Capital therein shall be deemed to be the Closing Date Working Capital and the statement of Closing Date Debt therein shall be deemed to be the Closing Date Debt), unless the Stockholder Representative gives written notice of its disagreement with the Closing Statement (“Notice of Disagreement”) to the Company prior to such date. The Notice of Disagreement shall specify in reasonable detail the nature and amount of any disagreement asserted therein.

During the 15-day period following the delivery of a Notice of Disagreement or such longer period as the Stockholder Representative and Parent shall mutually agree, the Stockholder Representative and Parent shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement, and in the event the Stockholder Representative and Parent are able to reach such resolution then the amount so agreed by them in writing shall be deemed to be the Closing Date Working Capital and/or the Closing Date Debt, as the case may be. If, at the end of such 15-day period (or such longer period as mutually agreed between the Stockholder Representative and Parent), the Stockholder Representative and Parent have not so resolved such differences, the Stockholder Representative and Parent shall submit the dispute for resolution to an independent accounting firm (the “Arbiter”) for review and resolution of any and all matters which remain in dispute and which were properly included in the Notice of Disagreement in accordance with this Section 2.9. The Arbiter shall be a mutually acceptable internationally recognized independent public accounting firm agreed upon by the Stockholder Representative and Parent in writing. The Stockholder Representative and Parent shall use reasonable efforts to cause the Arbiter to render a decision resolving the matters in dispute within 30 days following the submission of such matters to the Arbiter, or such longer period as the Stockholder Representative and Parent shall mutually agree. The Stockholder Representative and Parent agree that the determination of the Arbiter shall be final and binding upon the parties and that judgment may be entered upon the determination of the Arbiter in any court having jurisdiction over the party against which such determination is to be enforced; provided, that the scope of the disputes to be resolved by the Arbiter is limited to only such items included in the Closing Statement that the Stockholder Representative has specifically disputed in the Notice of Disagreement. The Arbiter shall determine, based solely on presentations by Parent and the Stockholder Representative and their respective representatives, and not by independent review, only those issues in dispute specifically set forth on the Notice of Disagreement and shall prepare the Final Closing Statement and render a written report as to the dispute and the resulting calculation of Closing Date Working Capital and/or Closing Date Debt, as appropriate, which shall be conclusive and binding upon the parties. In resolving any disputed item, the Arbiter: (i) shall be bound by the principles set forth in Section 2.9 hereof, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement and (iii) shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The fees, costs and expenses of the Arbiter (x) shall be borne by the Parent in the proportion that the aggregate dollar amount of such disputed items so submitted to the extent that they are successfully disputed by the Stockholder Representative (as finally determined by the Arbiter) bears to the aggregate dollar amount of such items so submitted and (y) shall be borne by the holders at Closing of Company Common Stock in the proportion that the aggregate dollar amount of such disputed items so submitted to the extent that they are unsuccessfully disputed by the Stockholder Representative (as finally determined by the Arbiter) bears to the aggregate dollar amount of such items so submitted. Whether any dispute is resolved by agreement among the parties or by the Arbiter, changes to the Closing Statement shall be made hereunder only for items as to which the Stockholder Representative has taken exception in the Notice of Disagreement. The fees and expenses of Parent incurred in connection with the preparation of the Closing Statement and review of any Notice of Disagreement shall be borne by the Surviving Corporation, and the fees and expenses of the Stockholder Representative’s independent accountants incurred in connection with their review of the Closing Statement shall be borne by the holders at Closing of Company Common Stock.

(d) Upon determination of the Final Working Capital and Final Debt, the Common Stock Merger Consideration shall be further adjusted as follows:

(i) The Common Stock Merger Consideration shall be increased dollar-for-dollar by the amount, if any, by which the Final Working Capital exceeds the Estimated Working Capital;

(ii) The Common Stock Merger Consideration shall be reduced dollar-for-dollar by the amount, if any, by which the Estimated Working Capital exceeds the Final Working Capital;

(iii) The Common Stock Merger Consideration shall be increased dollar-for-dollar by the amount, if any, by which the Estimated Debt exceeds the Final Debt; and

(iv) The Common Stock Merger Consideration shall be reduced dollar-for-dollar by the amount, if any, by which the Final Debt exceeds the Estimated Debt.

(e) The cumulative net adjustment to the Common Stock Merger Consideration pursuant to (i) through (iv) of Section 2.9(d) above, whether positive or negative, is the “Final Adjustment Amount”. Within 10 Business Days after the Closing Statement becomes final and binding upon the parties (i) if the net effect pursuant to this Section 2.9 is an increase in the Common Stock Merger Consideration, Parent shall deposit with the Exchange Agent (1) in trust for the benefit of the holders at Closing of the shares of Company Common Stock an amount in cash equal to the product of (A) the number of shares of Company Common Stock held by such holders immediately prior to the Effective Time and (B) the Per Share Adjustment Consideration and (2) in trust for the benefit of the holders at Closing of each Company Warrant an amount in cash equal to the product of (A) the number of shares of Company Class B Stock subject to the Company Warrants held by such holders immediately prior to the Effective Time and (B) the Per Share Adjustment Consideration and (ii) if the net effect pursuant hereto is a decrease in the Common Stock Merger Consideration, each holder at Closing of the Company Common Stock and each Company Warrant shall (x) first, by virtue of payments by the Escrow Agent from the Escrow Fund in accordance with the procedures set forth in Section 8.3(e)(ii), be deemed to have made a payment to the Surviving Corporation to an account designated in writing by the Surviving Corporation, by wire transfer in immediately available funds of the lesser of (1) the amount of such Final Adjustment Amount and (2) the Adjustment Holdback Consideration, and (y) second, if the Final Adjustment Amount exceeds the Adjustment Holdback Consideration, each holder at Closing of the Company Common Stock and Company Warrants shall pay to the Surviving Corporation, by wire transfer of immediately available funds, its pro rata portion of such excess (based on the number of shares of Common Stock (assuming the exercise of the Company Warrants) held at Closing by such holder). Upon Parent’s deposit with the Exchange Agent of the amounts set forth in subsection (i) of this Section 2.9(e), the Parent shall have no further obligation to the holders of Company Common Stock and Company Warrants pursuant to this Section 2.9 and each holder at Closing of shares of Company Common Stock and of Company Warrants, as the case may be, shall be entitled to receive promptly from the Exchange Agent the Per Share Adjustment Consideration for each share of Company Common Stock held by, or subject to Company Warrants held by, such holder at Closing. Any Person entitled to any Per Share Adjustment Consideration who has provided wire instructions to Parent prior to the Effective Time shall be entitled to payments of the Per Share Adjustment Consideration by wire transfer from the Exchange Agent on or promptly following the deposit with the Exchange Agent of the amounts set forth in subsection (i) of this Section 2.9(e) in accordance with the instructions specified in such Person’s Letter of Transmittal.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1. Representations and Warranties of the Company. Except as set forth in the Company Disclosure Schedule (which shall be organized by reference to a particular section of this Article III) and except as expressly set forth in the Airxcel SEC Reports filed prior to the date of this Agreement, the Company represents and warrants to Parent as follows:

(a) Organization, Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to own, lease and operate its properties and to carry on the business of the Company as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify or be in good standing would not reasonably be expected to have a Material Adverse Effect on the Company. The copies of the Certificate of Incorporation and Bylaws of the Company, which were previously made available to Parent, are true, complete and correct copies of such documents as in effect on the date of this Agreement.

(b) Subsidiaries. Each of the Company’s Subsidiaries is a corporation duly incorporated or otherwise organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to so qualify or be in good standing would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) Capital Structure.

(i) The authorized capital stock of the Company consists of (A) 1,611,000 shares of Company Class A Common Stock, of which 1,065,028.24 shares were outstanding (including 162,929.07 shares held in treasury), (B) 539,000 shares of Company Class B Common Stock, of which 470,326.05 shares were outstanding (including zero shares held in treasury), (C) 8,600,000 shares of Company Series A Preferred Stock, of which 8,358,483.13 shares were outstanding (including 8,882.96 shares held in treasury) and (D) 600,000 shares of Company Series B Preferred Stock, of which 555,510.94 shares were outstanding (including zero shares held in treasury). From March 31, 2005 to the date of this Agreement, there have been no issuances of shares of the capital stock of the Company or securities convertible into or exercisable for capital stock of the Company. All issued and outstanding shares of the capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, and, except as provided in the Company Stockholders Agreement, no class of capital stock is entitled to preemptive rights. Other than the Company Warrants, there are outstanding no options, warrants, calls, commitments, agreements or other rights to acquire capital stock from the Company or any of its Subsidiaries. Except as provided in the Certificate of Incorporation and the Company Disclosure Schedule, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries. There are no phantom stock, stock appreciation or similar rights or arrangements with respect to the Company or any of its Subsidiaries.

(ii) Except as disclosed in the Company Disclosure Schedule and Liens (defined below) granted in connection with the Credit Agreement (which shall be released as of the Closing), all of the outstanding shares of capital stock of each of the Company’s Subsidiaries are beneficially owned by the Company, directly or indirectly, and all such shares have been validly issued and are fully paid and nonassessable and are owned by either the Company or one or more of its Subsidiaries, free and clear of all liens, charges, mortgages, pledges, security interests or other encumbrances (collectively, “Liens”). Except as contained in the Company Stockholders Agreement, there are no voting agreements, proxies or similar arrangements with respect to voting of the capital stock of the Company or its Subsidiaries.

(iii) As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matters on which stockholders may vote are issued or outstanding.

(d) Authority; No Violations.

(i) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors rights generally, or by general equity principles.

(ii) Except as set forth in the Company Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect, the execution, delivery and performance by the Company of this Agreement do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or require notice pursuant to, or give rise to a right to accelerate, terminate or modify, or give rise to the creation of a Lien on any assets (any such conflict, violation, requirement, default or creation, a “Violation”) pursuant to: (A) any provision of the Certificate of Incorporation or Bylaws or the comparable governing documents of the Company or any of the Company’s Subsidiaries or (B) subject to obtaining or making the consents, approvals, orders, permits, authorizations, registrations, declarations, notices and filings referred to in paragraph (iii) below, other than the Credit Agreement, the Senior Subordinated Credit Agreement and the Indenture, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its Subsidiaries or their respective properties or assets.

(iii) Except as would not reasonably be expected to have a Material Adverse Effect, no consent, approval, order, permit or authorization of, or registration,

declaration, notice or filing with, any federal, state, municipal or other governmental body, department, commission, board, bureau, agency, court or instrumentality thereof, domestic or foreign (a “Governmental Authority”), is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger and the other transactions contemplated hereby, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and (B) the DGCL with respect to the filing of the Certificate of Merger.

(e) Compliance; Permits. Except as would not reasonably be expected to have a Material Adverse Effect:

(i) the Company owns or possesses all Licenses and Permits and the Surviving Corporation will continue to own or possess all Licenses and Permits immediately following the Effective Time;

(ii) no loss of any Licenses and Permits is pending in any Proceeding or, to the Knowledge of the Company, has been threatened by a Governmental Authority, except for normal expirations in accordance with the terms thereof or applicable law or regulation; and

(iii) the Company has complied in all material respects with (A) all terms and conditions of all material Licenses and Permits and (B) all laws and rules, orders and regulations of all Governmental Authorities applicable to the business of the Company, and it has not received any written notice of any pending, or, to its knowledge, threatened, Proceeding alleging a failure to comply with either (A) or (B) of this Section 3.1(e)(iii).

(f) Reports and Financial Statements.

(i) None of the reports, schedules and forms filed by Airxcel with the Securities and Exchange Commission (the “SEC”) since December 31, 2003 (collectively, “Airxcel SEC Reports”), as of their respective dates (and, if amended or superseded by a filing prior to the date hereof, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements of Airxcel (including the related notes) included in the Airxcel SEC Reports and the Balance Sheet and the related statement of income and cash flow of Airxcel and its Subsidiaries for the period ended March 31, 2005 presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Airxcel and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to the absence of footnotes and to normal year-end adjustments that have not been and are not expected to be material in amount, and has been prepared from, and is in accordance with, the Books and Records (which are correct and complete in all material respects). All of such Airxcel SEC Reports, as of their respective dates, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. Neither the Company nor any Subsidiary of the Company, other than Airxcel, is required to file any form, report or other document with the SEC.

(ii) The Company does not prepare any consolidated balance sheet of the Company and its Subsidiaries (whether or not audited) or consolidated statements of operations, cash flows or stockholders’ equity of the Company and its Subsidiaries (whether or not audited), or any other consolidated financial statements of the Company and its Subsidiaries. The Company has provided Parent with a true and correct copy of its unaudited non-consolidated computerized general ledger as of December 31, 2003 and 2004 (the “Company Statement”). The Company Statement as of December 31, 2003 and 2004 accurately reflects in all material respects the outstanding capitalization of the Company and all outstanding assets and liabilities of the Company on a non-consolidated basis as of its date, except for accrual of interest on the Junior Subordinated Notes and accrual of dividends on the Company Preferred Stock.

(g) Board Approval. The Board of Directors of the Company, by resolutions duly adopted at a meeting duly called and held (the “Company Board Approval”), has approved this Agreement and (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of the Company and the holders of Company Stock, (ii) approved the transactions contemplated by this Agreement, including the Merger, and (iii) recommended that the holders of the Company Class A Common Stock adopt this Agreement and the Merger. No other corporate proceedings on the part of the Company are necessary to authorize the Merger.

(h) Vote Required. The affirmative vote (which vote has been obtained by written irrevocable consent, dated as of the date hereof) of the holders of a majority of the total number of outstanding shares of the Company Class A Common Stock to adopt this Agreement (the “Required Company Vote”) is the only vote of the holders of any class or series of Company capital stock necessary to adopt this Agreement and approve the transactions contemplated hereby.

(i) Absence of Certain Changes or Events. Except as set forth on the Company Disclosure Schedule, since March 31, 2005, the business of the Company has been conducted in the ordinary course in all material respects and there has been no Material Adverse Effect. Without limiting the generality of the foregoing, since March 31, 2005, except as set forth on the Company Disclosure Schedule, neither the Company nor its Subsidiaries have:

(i) declared or paid any dividends on or made other distributions in respect of any of their capital stock other than by a wholly owned Subsidiary;

(ii) split, combined or reclassified any of their capital stock or issued or authorized or proposed the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(iii) redeemed, repurchased or otherwise acquired any shares of their capital stock other than (A) redemptions, repurchases and other acquisitions of shares of capital stock in the Ordinary Course of Business with (1) redemptions, purchases or acquisitions required by the terms of any series of preferred stock of any Subsidiary or (2) the refunding of the preferred stock of any Subsidiary through the issuance of additional preferred stock of any Subsidiary or indebtedness either at its stated maturity or at a lower cost of funds (calculating such cost on an aggregate after-tax basis) or through the incurrence of indebtedness permitted under Section 4.1(b) and (B) intercompany acquisitions of capital stock;

(iv) acquired any assets for a value in excess of $100,000 individually or $500,000 in the aggregate, other than pursuant to the current capital expenditure budget set forth in the Company Disclosure Schedule and purchases of inventory in the Ordinary Course of Business;

(v) disposed of any assets with a value in excess of $100,000 individually or $500,000 in the aggregate, other than the dispositions listed in the Company Disclosures Schedule or sales of inventory in the Ordinary Course of Business;

(vi) incurred any indebtedness for borrowed money or issued any debt securities or assumed or guaranteed the obligations of any other Person in excess of $100,000 or made any loans or advances in excess of $100,000, except for indebtedness for money borrowed, guarantees, loans and advances in the Ordinary Course of Business under the Credit Agreement;

(vii) permitted any material amount of assets to become subject to any Lien, except for Permitted Liens, unless such Lien is to be released upon or prior to Closing;

(viii) amended, modified or waived any provision of its Certificate of Incorporation or Bylaws;

(ix) increased or made any payment or benefit not required by any existing Benefit Plan or increase any salaries or wages of the Company’s employees, officers or directors other than (i) increases or payments made in the Ordinary Course of Business or (ii) as may be required by a Governmental Authority;

(x) sold, assigned, transferred, licensed or otherwise disposed of any material Company Intellectual Property, or taken any action, or failed to take any action, that could reasonably be expected to result in the loss, lapse, abandonment, invalidity or unenforceability of such Intellectual Property;

(xi) experienced any material damage, destruction or loss (whether or not covered by insurance) to its property;

(xii) issued any shares of capital stock or rights to purchase the capital stock of the Company, except for (A) the issuance of Company Stock or stock options, stock appreciation or similar rights, as the case may be, pursuant to Benefit Plans or dividend reinvestment plans of the Company as in effect on the date hereof (each of which is disclosed in the Company Disclosure Schedule) in the ordinary course of the operation of such plans, (B) the issuance of Company Common stock in accordance with any Company Warrant, and (C) the issuance by a Subsidiary of shares of its capital stock to its parent;

(xiii) made any changes in accounting methods, other than as required by GAAP or as a result of a change in law; or

(xiv) committed to any of the foregoing.

(j) Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material Liabilities of a nature required by GAAP to be reflected in a consolidated corporate balance sheet or the footnotes thereto or that constitute an Off Balance Sheet Obligation, except (A) Liabilities that are accrued or reserved against in the consolidated financial statements of Airxcel in the Airxcel SEC Reports (or the notes thereto) or the Company Statement, (B) Liabilities which have arisen since March 31, 2005 that were incurred in the Ordinary Course of Business and which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on the Company, and in the case of the Company, interest accruing under the Junior Subordinated Notes, and (C) Liabilities otherwise disclosed (or within any materiality threshold contained in any other representation herein) in this Agreement or the Company Disclosure Schedule. For purposes hereof, the term “Off Balance Sheet Obligation” means an “off balance sheet” financing transaction (i.e., where the liabilities are not required to be reflected on a balance sheet or the footnotes thereto prepared in accordance with GAAP), such as a securitization, sale-leaseback, derivatives or other similar transaction.

(k) Real Property; Assets.

(i) The Company Disclosure Schedule sets forth the address and description of each Owned Real Property. The Company and its Subsidiaries have valid, legal, good and marketable fee simple title to the Owned Real Property free and clear of all Liens, except (i) those permitted under the Credit Agreement, (ii) those reflected or reserved against in the latest balance sheet of Airxcel included in the Airxcel SEC Reports, (iii) taxes and general and special assessments not in default and payable without penalty and interest, (iv) Permitted Liens and (v) as set forth in the Company Disclosure Schedule. With respect to each Owned Real Property: (A) except as set forth in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof; (B) other than the right of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein; and (C) neither the Company nor any of its Subsidiaries is a party to any agreement or option to purchase any real property or interest therein relating to the operation of the business of the Company or its Subsidiaries.

(ii) The Company Disclosure Schedule sets forth the address of each Leased Real Property, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property. The Company has delivered to Parent a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as set forth in the Company Disclosure Schedule, with respect to each of the Leases: (A) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to proper authorization and execution of such Lease by the other party thereto and the application of any bankruptcy or other creditor’s rights laws; and (B) neither the Company nor its Subsidiary is in breach or default under such Lease, and to the Knowledge of the Company, no event has occurred and no condition exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, except to the extent such breach or default would not have a Material Adverse Effect on the operation of business of the Company or its Subsidiaries.

(iii) The Owned Real Property identified in the Company Disclosure Schedule and the Leased Real Property identified in the Company Disclosure Schedule (collectively, the “Real Property”) comprise all of the real property used in the operation of the business of the Company and its Subsidiaries.

(iv) All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property (the “Improvements”) are in good condition and repair, subject to ordinary wear and tear, and sufficient for the operation of the business of the Company and its Subsidiaries as currently conducted. There are no structural deficiencies or latent defects affecting any of the Improvements and, to the Knowledge of the Company, there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the business of the Company or its Subsidiaries as currently conducted.

(v) Except as set forth on the Company Disclosure Schedule, the Company and its Subsidiaries have valid and legal title to, a valid leasehold interest in, or rights to the, personal property and assets which are shown on the Balance Sheet or acquired thereafter, free and clear of all Liens, except for Permitted Liens and Liens that will be released prior to the Closing. The personal property owned or leased by the Company and its Subsidiaries constitute all of the material tangible personal property necessary for the conduct of business of the Company and its Subsidiaries in the Ordinary Course of Business and as presently conducted.

(l) Intellectual Property.

(i) The Company Disclosure Schedule sets forth all of the patents, patent applications, trademark registrations and applications, copyright registrations and applications, domain names, and computer software (other than commercially available, off-the-shelf software with a replacement cost and/or annual license fee of less than $10,000) that are owned or used pursuant to a license agreement by the Company or any of its Subsidiaries in the business of the Company and its Subsidiaries, as currently conducted.

(ii) Except as set forth in the Company Disclosure Schedule, (A) the Company and its Subsidiaries own, or have a valid and enforceable license to use, all the Intellectual Property that is utilized in or necessary for the business of the Company and its Subsidiaries, as currently conducted, free and clear of all Liens except Permitted Liens (together with the Intellectual Property owned by the Company and its Subsidiaries, collectively, the “Company Intellectual Property”); (B) there are no pending or, to the Knowledge of the Company, threatened Proceedings challenging the validity, or the Company’s or any Subsidiary’s ownership or use, as the case may be, of such rights; (C) to the Knowledge of the Company, the issuances, registrations and applications on the Company Disclosure Schedule are valid and subsisting and none are now being infringed, misappropriated or otherwise violated by others, except as would not reasonably be expected to have a Material Adverse Effect; (D) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries, as currently conducted, does not infringe, misappropriate or otherwise violate any Intellectual Property owned by third parties and neither the Company nor any of its Subsidiaries has received written (or material oral) notice of any of the foregoing (including any written (or material oral) demands or offers to license any Intellectual Property from any other Person); and (E) except as would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, no third party has infringed, misappropriated or otherwise violated any of the Company Intellectual Property. The Company and its Subsidiaries have taken all commercially reasonable steps to maintain and protect the Company Intellectual Property. No past or present employee or consultant of the Company or any of its Subsidiaries has, or will have after the consummation of the transactions contemplated by this Agreement, any ownership interest, license, permission or other right in or to any Company Intellectual Property. Except as set forth on the Company Disclosure Schedule, the transactions contemplated by this Agreement shall not impair the right, title or interest of the Company or its Subsidiaries in and to any Intellectual Property owned or used by the Company or any of its Subsidiaries and all such Intellectual Property shall be owned or available for use by the Company and its Subsidiaries immediately after the Closing on terms and conditions substantially the same as those under which the Company and its Subsidiaries owned or used such Intellectual Property immediately prior to the Closing.

(m) Contracts. The Company Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of all of the following Contracts to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries may be liable, excluding any Contract which the loss of the benefits of which would not be material, but including, without limitation:

(i) any Contract with any director, officer or employee of the Company or any of its Subsidiaries;

(ii) any Contract that, after the Closing, will restrict the conduct of any line of business by the Company or any of its Subsidiaries in any material respect or upon consummation of the transactions contemplated hereby will materially restrict the ability of the Company or any of its Subsidiaries from engaging in any line of business in which they may lawfully engage;

(iii) any Contract with a labor union (including any collective bargaining agreement);

(iv) any Contract (other than Benefit Plans) not otherwise disclosed pursuant to this Section 3.1(m) calling for annual payments aggregating more than $500,000, whether payable by or to the Company or any of its Subsidiaries;

(v) any Contract which includes or constitutes a power of attorney;

(vi) any contract that is a settlement, conciliation or similar agreement pursuant to which the Company will be required, as or of after the execution date of this Agreement to pay consideration in excess of $100,000;

(vii) any partnership, joint venture or other similar Contract; and

(viii) any license agreement granting Intellectual Property rights of the Company to any third party and all license agreements granting Intellectual Property rights of any third party to the Company (except for computer software licenses for commercially available, off-the-shelf software with a replacement cost and/or annual license fee of less than $10,000), in each case identifying the subject Intellectual Property.

(ix) any Contract for financing or funding relating to the securing or borrowing of money in an amount in excess of $500,000 pursuant to which the Company or any of its Subsidiaries is the obligor or guarantor.

All of the foregoing are collectively referred to in this Agreement as the “Material Contracts.” Each Material Contract is valid, legal, binding and enforceable against the Company and its Subsidiary that is a party thereto in accordance with its terms. There does not exist under any Material Contract any default or condition or event that, after notice or lapse of time or both, would constitute a default on the part of the Company or its Subsidiary or, to the Knowledge of the Company, on the part of any other parties to such Material Contracts, except for such defaults, conditions or events that would not reasonably be expected to result in a Material Adverse Effect on the Company. The Company has made available to Parent correct and complete copy of each Material Contract.

(n) Taxes. (i) The Company and each of its Subsidiaries, and any consolidated, combined, unitary or aggregate group for tax purposes of which the Company or any of its Subsidiaries is or has been a member has filed all material Tax Returns (as defined below) required to be filed by it in the manner provided by law (taking into account all applicable extensions) and (ii) all Taxes (as defined below) (whether or not shown thereon to be due and payable) have been paid in full or, as of the date of the Balance Sheet, have been adequately provided for in the net reserve for taxes (excluding any reserves for deferred taxes)

shown on the face of the Balance Sheet (rather than in any notes thereto) and, as of the Closing Date, will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Subsidiaries as shown on the face of the Estimated Closing Statement (rather than any notes thereto). Neither the Company nor any of its Subsidiaries is currently the subject of any audit or examination with respect to Taxes. Neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes. Neither the Company nor any of its Subsidiaries is a party to or bound by any agreement for the allocation or sharing of Taxes. Neither the Company nor any of its Subsidiaries has any Liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries is party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning Section 280G of the Code. Neither the Company nor any of its Subsidiaries has made or changed any material election with respect to Taxes. Neither the Company nor any of its Subsidiaries has entered into a “reportable transaction” within the meaning of Sections 6011 and 6012 of the Code. For purposes of this Agreement, “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include all income or profits taxes (including federal income taxes and state income taxes), payroll and employee withholding taxes, unemployment insurance taxes, social security taxes, sales and use taxes, customs duties, capital stock taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, transfer taxes, and other obligations of the same or of a similar nature to any of the foregoing, which the Company is required to pay, withhold or collect. For purposes of this Agreement, “Tax Return” shall mean all reports, estimates, declarations of estimated Tax, claims for refund, information statements and returns relating to, or required to be filed in connection with, any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(o) Benefit Plans. Except as set forth on the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains or contributes to or has any liability with respect to any Benefit Plan. Except as set forth on the Company Disclosure Schedule, the Benefit Plans are in compliance in all material respects with their terms and with all applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and other applicable laws. There are no pending or, to the Knowledge of the Company, threatened claims, inquiries, audits or investigations and no pending or, to the Knowledge of the Company, threatened litigation with respect to any Benefit Plan, other than ordinary and usual claims for benefits by participants and beneficiaries thereof. Each of the Benefit Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable GUST determination letter from the Internal Revenue Service (the “IRS”), and each trust created thereunder has heretofore been determined by the IRS to be exempt from tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination that could reasonably be expected to give the IRS grounds to revoke such determination. The Company has not engaged in or committed, and to the Knowledge of the Company no other “fiduciary” (within the meaning of Section 3(21) of ERISA) has engaged in or committed any prohibited transactions or breaches or any of the duties imposed on “fiduciaries” with respect to the Benefit Plans that could result in any Liability or excise tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries. No Benefit Plan subject to Title IV of ERISA (each, a “Pension Plan“) has incurred any “accumulated funding deficiency” as such term is defined in Section 302 of ERISA or Section 412 of the Code, whether or not waived. No liability to the Pension Benefit Guaranty Corporation (the “PBGC”) (except for payment of premiums) has been incurred by the Company or any of its Subsidiaries with respect to any Pension Plan, no reportable event within the meaning of Section 4043 of ERISA has occurred with respect to any Pension Plan, and the PBGC has not threatened the termination of any Pension Plan. All Liabilities or expenses of the Company and its Subsidiaries in respect of any Benefit Plan (including workers compensation and all employer contributions and employee salary reduction contributions) or premium payments required to have been made under the terms of any Benefit Plan, or in accordance with applicable law, as of the date hereof have been timely made or reflected on the Balance Sheet, the Final Closing Statement or the Books and Records and all Liabilities or expenses (including any contribution or premium payments) for any period ending on or prior to the Closing which are not yet due will, on or prior to the Closing, have been paid or accrued on the Balance Sheet, the Final Closing Statement or the Books and Records. Except as set forth on the Company Disclosure Schedule, as of the Closing Date, the fair market value of the assets of the Pension Plans shall equal or exceed the present value of all vested and nonvested liabilities thereunder determined in accordance with Statement of Financial Accounting Standards No. 87.

(p) Labor Matters. There are no material controversies, charges of unlawful harassment or discrimination or complaints or allegations of unlawful harassment or discrimination pending or, to the Knowledge of the Company, threatened between the Company and any of its employees, which controversies would reasonably be expected to cause a Material Adverse Effect. Except as set forth on the Company Disclosure Schedule, the Company is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company. There are no material unfair labor practice charges or complaints, labor grievances, or arbitration proceedings pending, or to the knowledge of the Company, threatened against the Company. There is no strike, slowdown, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, by or with respect to any employees of the Company, and no such event has occurred during the three years immediately preceding the date of this Agreement. With respect to the transactions contemplated hereby, any notice required under any law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been, or prior to the Closing will be, satisfied. Within the past three years, the Company has not implemented any plant closing or layoff of employees in non-compliance with the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordinance (collectively, the “WARN Act”).

(q) Litigation. Except as set forth in the Company Disclosure Schedule, as set forth in the Airxcel SEC Reports or as would not reasonably be expected to result in a Material Adverse Effect on the Company, there are no Proceedings or orders pending against or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before or by any Governmental Authority. The Company is not subject to any order, writ, judgment, injunction, decree or award of any court or any Governmental Authority which would reasonably be expected to result in a Material Adverse Effect on the Company.

(r) Environmental Matters. Except as set forth in Section 3.1(r) of the Company Disclosure Schedule and, with respect to Sections 3.1(r)(i)-(vii) below, except as would not have a Material Adverse Effect:

(i) the Company and its Subsidiaries have since July 1, 1999 complied with and are in compliance with all Environmental Laws applicable to them including, without limitation, all Licenses and Permits required by Environmental Laws;

(ii) neither the Company nor its Subsidiaries has caused or has any Liability with respect to any Release of Materials of Environmental Concern at any of the Owned Real Property or Leased Real Property or any other location, which Release would result in Liability to the Company or its Subsidiaries under any applicable Environmental Laws;

(iii) the Company and its Subsidiaries have not received any written notice of an Asserted Liability under Environmental Laws, nor have they received any written notice of any judicial, administrative or arbitral proceeding pending or threatened against it or them under any applicable Environmental Laws, which violation, Liability or proceeding has not been resolved;

(iv) the Company and its Subsidiaries have not entered into any consent decree or other written agreement in settlement of any alleged violation of or Liability under any applicable Environmental Law, under which decree or agreement the Company has any unfulfilled obligations;

(v) neither the Company, nor its Subsidiaries, nor any of their respective predecessors has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured or Released any Materials of Environmental Concern, or owned or operated any property or facility so as to give rise to any Liabilities (contingent or otherwise) or obligations for Remedial Action, personal injury, property damage, natural resources damages or attorney fees pursuant to any Environmental Laws;

(vi) neither the Company nor its Subsidiaries has assumed by contract or operation of law any Liability, including without limitation any obligation for Remedial Action, of any other Person relating to Environmental Laws;

(vii) except for those matters disclosed on the attachment referenced in Item 2 of Section 3.1(q) of the Company Disclosure Schedule under the heading “Asbestos

Related Claims,” neither the Company nor its Subsidiaries has any Liability with respect to the design, manufacture, sale, marketing, installation or distribution of products containing asbestos; and

(viii) except for older documents related to the Coleman Operable Unit, for which the most current annual and quarterly monitoring reports were provided, the Company has furnished or made available to Parent all non-confidential environmental audits, reports and other material environmental documents relating to it, or its Subsidiaries, affiliates or predecessors, past or current properties, facilities or operations which are in the possession or reasonable control of the Company or its Subsidiaries.

Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.1(r) shall be deemed the only representations and warranties in this Agreement with respect to matters relating to Environmental Laws or to Materials of Environmental Concern.

(s) Financial Advisors. Except as set forth on the Company Disclosure Schedule, no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee payable by the Company in connection with any of the transactions contemplated by this Agreement.

(t) Insurance. Set forth on the Company Disclosure Schedule is a list of all policies of insurance held by, or maintained on behalf of, the Company or the Subsidiaries as of the date hereof in effect for policy periods beginning on or after January 1, 2004, indicating for each policy the carrier, the insured, the type of insurance, the amounts of coverage and the expiration date. Except as set forth on the Company Disclosure Schedule, all such policies are in full force and effect, all premiums due and payable thereon have been paid in full and the Company and the Subsidiaries have not received any written notice of cancellation, amendment or dispute as to coverage with respect to any such policies. None of the Company or its Subsidiaries are in default under any such policy, which default would materially impair coverage thereunder, and none of the Company or its Subsidiaries have been denied insurance coverage.

(u) Product Warranty, Product Recall.

(i) All products sold by the Company or its Subsidiaries during the past three (3) years have been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and none of the Company or its Subsidiaries has any Liability (and has not received written notice of any Proceeding, investigation, charge, complaint, claim or demand against it giving rise to any such Liability) for replacement thereof or other damages in connection therewith, other than replacements or damages in the Ordinary Course of Business. Except as set forth in the Company Disclosure Schedule, no products sold by the Company or its Subsidiaries and no services rendered by the Company or its Subsidiaries are subject to any guarantee, warranty or other indemnity beyond the applicable industry standard terms and conditions of such sale or service.

(ii) Except as set forth in the Company Disclosure Schedule, since December 31, 2003, no products marketed, distributed, sold or delivered by the Company or its Subsidiaries have been subject to a recall initiated by the Company or its Subsidiaries and/or as a result of a request, directive or other action by any Governmental Authority nor, to the Company’s Knowledge, has any such product been subject to a recall by any third party or any distributor or wholesaler of such products.

(v) Products Liability. Except as set forth in the Company Disclosure Schedule, none of the Company or its Subsidiaries has, or at any time during the prior five (5) years has had, any material Liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product sold or delivered by the Company or its Subsidiaries. To the Knowledge of the Company, and excluding additional claims resulting from events substantially similar to the events giving rise to the claims described in the Company Disclosure Schedule, no circumstance exists with respect to any product manufactured or sold by the Company during the past five years that would reasonably be expected to result in any present or future Liability in excess of $500,000 in the aggregate in any calendar year arising out of any injury to individuals or property as a result of the ownership, possession, or use of any such product.

(w) Affiliate Transactions. Except as set forth in the Company Disclosure Schedule, no officer, director, stockholder or Affiliate of the Company or its Subsidiaries, no Affiliate or individual related by blood, marriage or adoption to any such Person, and no entity in which any such Person owns any beneficial interest is a party to any agreement, contract, commitment or transaction with the Company or its Subsidiaries, or has any ownership interest in any property used by the Company other than agreements entered into on an arm’s length basis with Citigroup Inc. or any of its Affiliates other than CVC or any Person controlled by CVC and arrangements in their capacity as officer or director or stockholder (collectively, the “Company Affiliate Transactions”).

(x) Suppliers and Customers. The Company Disclosure Schedule completely and correctly sets forth a list of the top ten customers and suppliers of the Company and its Subsidiaries by dollar volume of sales and purchases, respectively, for the fiscal year ended December 31, 2004. Since December 31, 2004, none of the Company or its Subsidiaries has received any notice from any supplier to the effect that such supplier will stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Company or its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise). None of the Company or its Subsidiaries has received any notice from any customer of the Company or its Subsidiaries to the effect that any customer will stop, or materially decrease the rate of, buying products of the Company or its Subsidiaries (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

(y) Disclaimer of Other Representations and Warranties. The Company acknowledges and agrees that no Person other than Parent has been authorized by Parent to make any representation or warranty relating to Parent or any of its Subsidiaries, the businesses of Parent or otherwise in connection with the transactions contemplated hereby and, if made, any such representation or warranty shall not be relied upon as having been authorized by Parent.

3.2. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub represents and warrants, jointly and severally, to the Company as follows:

(a) Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly incorporated or otherwise organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

(b) Merger Sub. Merger Sub is a direct wholly-owned subsidiary of Parent and was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for liabilities incurred by Merger Sub in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement, Merger Sub has not incurred, directly or indirectly, through any of its Subsidiaries or Affiliates, any liability or engaged in any business activities of any type or kind whatsoever or entered into any agreement or arrangements with any person. Merger Sub has no Subsidiaries.

(c) Authority; No Violations.

(i) Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors rights generally, or by general equity principles.

(ii) Except as would not reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement, the execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, result in a Violation pursuant to: (A) any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or (B) subject to obtaining or making the consents, approvals, orders, permits, authorizations, registrations, declarations, notices and filings referred to in paragraph (iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any Subsidiary of Parent or their respective properties or assets.

(iii) Except as would not reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement, no material consent, approval, order, permit or authorization of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to Parent or any Subsidiary of Parent in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except for those required under or in relation to (A) the HSR Act and (B) the DGCL with respect to the filing of the Certificate of Merger.

(d) Legal Proceedings. There are no Proceedings or orders pending, or to Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, at law or in equity, before or by any Governmental Authority, and neither Parent nor any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree of any court or any Governmental Authority rendered specifically against Parent or any of its Subsidiaries, which, would or seeks to, enjoin, rescind or materially delay the transactions contemplated by this Agreement or otherwise hinder Parent from timely complying with the terms and provisions of this Agreement.

(e) Investigation. Parent acknowledges that, except for the matters that are expressly covered by the provisions of this Agreement, Parent is relying on its own investigation and analysis in entering into the transactions contemplated hereby. Parent is knowledgeable about the industries in which the Company and its Subsidiaries operate and is capable of evaluating the merits and risks of the Merger as contemplated by this Agreement and is able to bear the substantial economic risk of such investment for an indefinite period of time. Parent has been afforded full access to the Books and Records, facilities and personnel of the Company and its Subsidiaries for purposes of conducting a due diligence investigation.

(f) Disclaimer Regarding Projections. In connection with Parent’s investigation of the Company and its Subsidiaries and their business, Parent has received from the Company and its Affiliates and agents certain projections and other forecasts, including projected financial statements, cash flow items and certain business plan information of the Company and its Subsidiaries. Parent acknowledges that (A) there are uncertainties inherent in attempting to make such projections, forecasts and plans and, accordingly, is not relying on them, (B) Parent is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to it and (C) Parent shall have no claim against anyone with respect to any of the foregoing; provided, that this Section 3.2(f) shall not limit the indemnity obligations of the holders of Company Common Stock pursuant to Section 8.1 of this Agreement. Accordingly, Parent acknowledges that neither the Company nor any of its Subsidiaries has made no representation or warranty with respect to such projections and other forecasts and plans.

(g) Board Approvals.

(i) The Board of Directors of Parent, by resolutions duly adopted at a meeting duly called and held (or by a written consent in lien thereof), has approved the transactions contemplated by this Agreement, including the Merger. No other corporate proceedings on the part of Parent are necessary to authorize the transaction contemplated by this Agreement.

(ii) The Board of Directors of Merger Sub has duly (A) determined that this Agreement and the Merger are advisable and in the best interests of Merger Sub and its stockholder and (B) approved this Agreement and the Merger. No other corporate proceedings on the part of Merger Sub are necessary to authorize the transactions contemplated by this Agreement other than as described in Section 3.2(h).

(h) Vote Required. Parent, as the sole stockholder of Merger Sub, has approved and adopted this Agreement. No other vote of the holders of any class or series of capital stock of Parent or Merger Sub is required to adopt this Agreement and approve the transactions contemplated hereby.

(i) Financing. Parent has received and delivered to the Company a duly executed equity commitment letter from Bruckman, Rosser, Sherrill & Co., II, L.P. to provide up to $40 million in equity financing, and commitment letters from RBC Capital Markets, Royal Bank of Canada, to provide $122 million in senior debt financing, true and correct copies of which are attached hereto as Exhibit D (the “Debt Commitment Letter”). Upon receipt of funds as contemplated by the Debt Commitment Letter, Parent will have sufficient cash and/or cash equivalents necessary to consummate the Merger and the transactions contemplated by this Agreement and to pay all related transaction expenses incurred by or on behalf of Parent and Merger Sub (including all related fees and expenses) at the Closing. The Debt Commitment Letter has not been amended or modified or withdrawn or rescinded and is in full force and effect. The obligations to fund the commitments under the Debt Commitment Letter are not subject to any condition except as expressly set forth in the Debt Commitment Letter. All fees required to be paid by Parent or Merger Sub on or prior to the date hereof in respect of the Debt Commitment Letter have been paid.

(j) Financial Advisors. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, other than any agent, broker, investment banker, financial advisor, or other firm or Person the fees and expenses of which shall be paid by Parent or the Surviving Corporation.

(k) Disclaimer of Other Representations and Warranties. Parent and Merger Sub each acknowledges and agrees that (i) the Company does not make, and has not made, any representations or warranties relating to the Company or any of its Subsidiaries or otherwise in connection with the transactions contemplated hereby other than those expressly set forth in Section 3.1 or the Letters of Transmittal, and (ii) no Person other than the Company and the holders at Closing of the Company Stock and Company Warrants has been authorized by the Company to make any representation or warranty relating to the Company, its Subsidiaries, the business of the Company or its Subsidiaries or otherwise in connection with the transactions contemplated hereby and, if made, such representation or warranty shall not be relied upon as having been authorized by the Company.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1. Covenants of the Company. During the period from the date of this Agreement and continuing until the Effective Time, the Company agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, including those actions (A) contemplated in the Company Disclosure Schedule, (B) in this Article IV, or (C) as required by a Governmental Authority or by applicable law, rule or regulation, or to the extent that Parent shall otherwise consent in writing), the Company shall, and shall cause its Subsidiaries to, conduct their respective businesses in the ordinary course and consistent with past practice and shall not do any of the following:

(a) (i) declare or pay any dividends on or make other distributions in respect of any of their capital stock other than by a wholly owned Subsidiary; (ii) split, combine or reclassify any of their capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock; or (iii) redeem, repurchase or otherwise acquire any shares of their capital stock other than (A) redemptions, repurchases and other acquisitions of shares of capital stock in the Ordinary Course of Business in connection with (1) redemptions, purchases or acquisitions required by the terms of any series of preferred stock of any Subsidiary or (2) the refunding of the preferred stock of any Subsidiary through the issuance of additional preferred stock of any Subsidiary or indebtedness either at its stated maturity or at a lower cost of funds (calculating such cost on an aggregate after-tax basis) or through the incurrence of indebtedness permitted under Section 4.1(b) and (B) intercompany acquisitions of capital stock;

(b) (i) acquire any assets for a value in excess of $100,000 individually or $500,000 in the aggregate other than (A) pursuant to the 2005 capital expenditure budget of Company, as previously provided to Parent, and (B) purchases of inventory in the Ordinary Course of Business; (ii) dispose of any assets with a value in excess of $100,000 individually or $500,000 in the aggregate other than the Merger, dispositions disclosed in the Airxcel SEC Reports or publicly announced prior to the date hereof or sales of inventory in the Ordinary Course of Business; or (iii) incur any indebtedness for borrowed money or issue any debt securities or assume or guarantee the obligations of any other Person in excess of $100,000 or make any loans or advances in excess of $100,000, except for indebtedness for money borrowed, guarantees, loans and advances in the Ordinary Course of Business under the Credit Agreement and commercial letters of credit issued in the Ordinary Course of Business, in each case taken into account in the calculation of the Closing Merger Consideration;

(c) amend, modify or waive any provision of its Certificate of Incorporation or Bylaws;

(d) increase or pay any payment or benefit not required by any existing Benefit Plan or increase any salaries or wages of the Company’s employees, other than (i) in the Ordinary Course of Business, (ii) as may be required by a Governmental Authority or applicable law, or (iii) in accordance with regularly scheduled periodic increases or payments;

(e) fail to maintain the Real Property, including all of the Improvements, in substantially the same condition as of the date of this Agreement, ordinary wear and tear excepted, and shall not demolish or remove any of the existing Improvements, or erect new Improvements on the Real Property or any portion thereof, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed);

(f) amend, modify, extend, renew or terminate any Lease, and shall not enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed);

(g) fail to (i) use commercially reasonable efforts to assist Parent in obtaining title commitments, title policies and surveys in form and substance reasonably satisfactory to the lender to the Parent or Merger Sub in connection with the transactions contemplated hereby, including, without limitation, removing from title any liens or encumbrances which are not Permitted Liens or (ii) provide the Title Company with any affidavit, indemnity or other assurances requested by the Title Company to issue the Title Policies;

(h) enter into, modify, terminate (except in accordance with its terms) or renew (except in accordance with its terms) any Material Contract, except in the Ordinary Course of Business;

(i) permit any material amount of assets to become subject to any Lien, except for Permitted Liens, unless such Lien is to be released upon or prior to Closing;

(j) enter into or offer to enter into any employment or consulting agreement with any Person, except in connection with non-executive promotions or new hires in the Ordinary Course of Business;

(k) enter into any Company Affiliate Transactions;

(l) issue any shares of capital stock or rights to purchase the capital stock of the Company, except for (i) the issuance of Company Stock or stock options, stock appreciation or similar rights, as the case may be, pursuant to Benefit Plans or dividend reinvestment plans of the Company as in effect on the date hereof (each of which is disclosed in the Company Disclosure Schedule) in the ordinary course of the operation of such plans, (ii) the issuance of Company Common stock in accordance with any Company Warrant, and (iii) the issuance by a Subsidiary of shares of its capital stock to its parent;

(m) sell, assign, transfer, license or otherwise dispose of any material Company Intellectual Property, or take any action, or fail to take any action, that could reasonably be expected to result in the loss, lapse, abandonment, invalidity or unenforceability of any such Intellectual Property;

(n) make or change any (i) Tax election or (ii) Tax accounting method, if such action or change would have the effect of increasing the Tax liability of the Company and its Subsidiaries for any period ending after the Closing Date or decreasing any Tax attribute of the Company or any of its Subsidiaries existing after the Closing Date;

(o) make any changes in the cash management practices;

(p) make any changes in accounting methods, other than as required by GAAP or as a result of a change in law; or

(q) commit to any of the foregoing.

4.2. Control of Other Party’s Business. Nothing contained in this Agreement shall be deemed to give Parent, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Nothing contained in this Agreement shall be deemed to give the Company, directly or indirectly, the right to control or direct Parent’s operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1. Access; Information and Records; Confidentiality.

(a) During the period commencing on the date hereof and ending on the Closing Date, the Company shall, upon reasonable request and notice of Parent, and at Parent’s expense, afford, and shall cause its officers, directors, employees, attorneys and other advisors to afford, to Parent, its counsel, accountants, lenders and other authorized representatives reasonable access during normal business hours to its properties, accountants, senior management and Books and Records. In addition, the Company shall facilitate a reasonable due diligence inquiry of Parent with customers of the Company and its Subsidiaries.

(b) Without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed, Parent shall not contact any suppliers to, employees (except pursuant to Section 5.1(a)) or customers of, or Governmental Authorities with jurisdiction over, the Company in connection with or pertaining to any subject matter of this Agreement.

(c) Without the prior written consent of the Company, which consent may be withheld in the Company’s sole discretion, Parent shall not, nor will it permit any of its counsel, financial advisors and other representatives or Affiliates to, conduct any invasive environmental sampling or testing, including of soil, sediment, groundwater, surface water or ambient air, or initiate contact with any Governmental Authorities with jurisdiction over the Company in connection with or pertaining to the environmental condition or compliance of the Company.

(d) During the period commencing on the date hereof and ending on the Closing Date, Parent will hold, and will cause its respective directors, officers, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any nonpublic information in confidence in accordance with the provisions of the letter delivered on or about February 7, 2005 by Edgeview Partners LLC, on behalf of the Company, and executed by Parent (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Upon the Closing, the Confidentiality Agreement shall be of no further force or effect.

5.2. HSR Act; Reasonable Best Efforts.

(a) Each party hereto shall (i) make the filings required, if any, of it or any of its Affiliates under the HSR Act in connection with this Agreement and the transactions contemplated hereby, as soon as practicable, but in any event no later than five (5) Business Days following the date hereof, (ii) comply at the earliest practicable date and after consultation with the other party hereto with any request for additional information or documentary material received by it or any of its Affiliates from any applicable Governmental Authority in connection with filings required under the HSR Act, (iii) cooperate with one another in connection with any filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement initiated by any Governmental Authority in connection with filings required under the HSR Act and (iv) use its reasonable best efforts to secure the termination of any waiting periods under the HSR Act in order to permit the consummation of the transactions contemplated hereby at the earliest possible date. Each party hereto shall promptly inform the other party of any material communication made to, or received by such party from any other Governmental Authority regarding any of the transactions contemplated hereby. The filing fees, if any, assessed under the HSR Act shall be paid by Parent.

(b) Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using its reasonable best efforts (i) to obtain, in addition to the approvals discussed in Section 5.2(a), any other consents or approvals as are necessary in connection with such party’s consummation of the transactions contemplated hereby, (ii) to effect, in addition to filings discussed in Section 5.2(a), all registrations and filings as are necessary or desirable in connection with such party’s consummation of the transactions contemplated hereby, (iii) to defend any Proceedings challenging this Agreement or the consummation of the transactions contemplated hereby, and (iv) to furnish to each other such information and assistance and to consult with each other with respect to the terms of any registration, filing, application or undertaking as may be reasonably requested in connection with the foregoing.

(c) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.2 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such party has up to then complied in all respects with its obligations under this Section 5.2.

(d) Notwithstanding anything to the contrary contained herein, in no event shall the Company or Airxcel be required to call the outstanding Public Bonds for an amount greater than the principal amount of such bonds, plus accrued interest thereon, plus an amount equal to the redemption premium in effect on such date of repurchase, plus an amount equal to 30 days of interest thereon, and any such tender offer commenced prior to the Effective Time shall be conditioned upon consummation of the Merger.

5.3. Employee Benefits Matters.

(a) Obligations of Parent; Comparability of Benefits. Parent shall, or shall cause the Surviving Corporation to, assume all employment-related obligations and agreements with respect to any Company Employees (including (i) recognizing and, as required by law, bargaining with, or continuing to recognize and, as required by law, bargain with, the current exclusive collective bargaining representatives and (ii) honoring, or continuing to honor, all current collective bargaining agreements), which obligations and agreements shall be performed in accordance with their terms.

(b) Pre-Existing Limitations; Deductible; Service Credit. With respect to any Benefit Plans of Parent, the Surviving Corporation or their Affiliates in which Company Employees participate after the Effective Time, Parent shall, or shall cause the Surviving Corporation or such Affiliates to: (i) to the extent waived under the Benefit Plans, waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to Company Employees, (ii) provide each Company Employee with credit for any co-payments and deductibles paid prior to participation in such Parent Benefit Plan in satisfying any applicable deductible or out-of-pocket requirements under any welfare Benefit Plan, and (iii) recognize all service of Company Employees with the Company and its current and former Affiliates for all purposes (including, without limitation, purposes of eligibility to participate, vesting credit, form of payment, entitlement for benefits, and benefit accrual) in any Benefit Plan, to the same extent taken into account under a comparable Company Benefit Plan immediately prior to the Effective Time.

5.4. Fees and Expenses.

Whether or not the Merger is consummated, except as otherwise provided herein, all Expenses (as defined below) incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except (A) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, one half of, and the holders at Closing of the Company Stock shall pay one half of, any and all property or transfer taxes imposed on the Company or its Subsidiaries and any real property transfer tax imposed on any holder of shares of capital stock of the Company resulting from the Merger and (B) as provided in Sections 5.2(a). As used in this Agreement, “Expenses“ includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation of any filing required by the HSR Act and all matters related to the transactions contemplated hereby.

5.5. Directors’ and Officers’ Indemnification and Insurance.

(a) After the Effective Time through the sixth anniversary of the Effective Time, the Surviving Corporation shall indemnify and hold harmless each present (as of the Effective Time) or former officer, director or employee of the Company and its Subsidiaries (the “D&O Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses (including attorneys’ fees and expenses) incurred in connection with any claim, action, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Person is or was an officer, director or employee of the Company or any of its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law; provided, that no D&O Indemnified Person may settle any such claim without the prior approval of Parent, unless such approval is unreasonably withheld or delayed. Each D&O Indemnified Person will be entitled to advancement of expenses incurred in the defense of any claim, action, proceeding or investigation from Parent or the Surviving Corporation within ten Business Days of receipt by the Surviving Corporation from the D&O Indemnified Person of a request therefor; provided, that any person to whom expenses are advanced provides an undertaking, to the extent required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b) Parent shall cause the Surviving Corporation to maintain in effect (i) in its certificate of incorporation and bylaws for a period of six years after the Effective Time, provisions substantially similar in substance to the current provisions regarding elimination of liability of directors and indemnification of, and advancement of expenses to, officers, directors and employees contained in the certificate of incorporation and bylaws of the Company and (ii) for a period of six years after the Effective Time, the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided, that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are, in the aggregate, no less advantageous to the insured) with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and, provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) Notwithstanding any time limit herein to the contrary, if any claim, action, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any D&O Indemnified Person on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.5 (without regard to any such time limit) shall continue in effect until the final disposition of such claim, action, proceeding or investigation.

(d) In the event that the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation shall succeed to the obligations set forth in this Section 5.5.

(e) This Section 5.5 shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the D&O Indemnified Persons, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the D&O Indemnified Persons.

5.6. Public Announcements. The Company and Parent shall use all reasonable efforts to develop a joint communications plan and each party shall use all reasonable efforts (A) to ensure that all press releases (or portions thereof) and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and (B) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby.

5.7. Notices of Certain Events. The parties hereto shall promptly notify each other of:

(a) any written notice or other communication received by any such party from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement;

(b) any written notice or other communication received by any such party from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c) in the case of the Company, any Proceeding commenced or, to the Company’s Knowledge, threatened against, relating to or involving or otherwise affecting the Company which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.1 or, in the case of all of the parties hereto, which relates to the consummation of the transactions contemplated by this Agreement; and

(d) any change or event (i) in the case of the Company, having or which would reasonably be expected to have a Material Adverse Effect on the Company, or (ii) in the case of all of the parties hereto, impairing the ability of any such party to consummate the transactions contemplated hereby.

5.8. Financing.

(a) Parent shall use its commercially reasonable efforts to obtain the financing as set forth in the Debt Commitment Letter and to maintain the Debt Commitment Letter in full force and effect and shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to finance the transactions contemplated by this Agreement. Parent shall provide timely written notice to the Company of a lender’s refusal or stated refusal to provide the financing described in the Debt Commitment Letter. Parent shall not consent to any amendment or modification to be made to, or waiver of any provision or remedy under, the Debt Commitment Letter without the prior consent of the Company, other than amendments, modifications or waivers that would not impair in any material respect or delay the consummation of the transactions contemplated hereby.

(b) Notwithstanding anything in this Agreement to the contrary, should Parent fail to obtain the financing as set forth in the Debt Commitment Letters prior to September 30, 2005, then Parent shall use its commercially reasonable efforts to obtain substitute financing, provided that such obligations shall be limited to obtaining financing on terms and conditions substantially equivalent to financing under the Debt Commitment Letter.

5.9. Payoff of Junior Subordinated Notes. Immediately prior to the Effective Time, Parent shall lend the Company cash in an amount sufficient to enable the Company to repay all indebtedness of the Company evidenced by the Junior Subordinated Notes, and in exchange therefor, the Company shall issue a promissory note to Parent, on terms and conditions reasonably satisfactory to Parent and the Company, in the initial principal amount equal to the amount of cash loaned by Parent. The Company shall repay all indebtedness of the Company evidenced by the Junior Subordinated Notes prior to the Effective Time.

5.10. Exclusivity. During the period starting on the date hereof and ending on the earliest of the Closing Date, September 30, 2005 or the termination of this Agreement, the Company (1) shall negotiate in good faith exclusively with Parent with respect to any transaction involving the sale, transfer, or other disposition (by merger or otherwise) of the Company or any of its Subsidiaries or its or their assets and (2) shall not (and shall use reasonable efforts to cause its officers, directors, employees, shareholders, and any investment banker, attorney, accountant, or other agent retained by it not to) solicit, directly or indirectly, any proposal or offer to acquire all or any significant portion of the business and properties or capital stock of the Company or its Subsidiaries, whether by merger, purchase of assets, tender offer, or otherwise.

5.11. Information Statement. As soon as practicable after the date of this Agreement, the Company (with the cooperation of Parent) shall prepare a confidential written information statement (the “Information Statement”) for mailing, on a date no later than July 29, 2005, to the holders of Company Stock who have not executed and delivered to Parent irrevocable written consents approving and adopting this Agreement, the Merger and the other transactions contemplated herein, and shall use commercially reasonable efforts to cause the Information Statement to be delivered to such holders as promptly as practicable following the date of this Agreement in accordance with Sections 228(e) and 262(d)(2) of the DGCL.

ARTICLE VI

CONDITIONS PRECEDENT

6.1. Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) No Injunctions or Restraints; Illegality. No federal, state, local or foreign law, statute, regulation, code, ordinance or decree shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Authority of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this Section 6.1(a) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.2 shall have been the cause of, or shall have resulted in, such order or injunction, and provided, further, that the parties invoking this condition shall have used their reasonable best efforts to have such injunction, order or decree vacated or denied.

(b) Antitrust Clearances. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

6.2. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by Parent, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement which are not qualified as to materiality shall be true and accurate in all material respects as of the Closing Date as if made at and as of such date and the representations and warranties of the Company contained in this Agreement or any certificate delivered by the Company pursuant hereto which are qualified as to materiality or Material Adverse Effect shall be true and accurate as of the Closing Date as if made at and as of such date without regard to any qualifications of materiality or Material Adverse Effect except for any breaches which would not individually or in the aggregate cause a Material Adverse Effect (and except those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and accurate (or true and accurate in all material respects, as applicable) as of such date or with respect to such period).

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects with all material agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Consents and Approvals. All (i) filings, (ii) notices and (iii) permits, authorizations, consents and approvals set forth in Section 6.2(c) of the Company Disclosure Schedule shall have been made, given or obtained, respectively, on terms reasonably satisfactory to Parent (the “Material Consents”).

(d) Material Adverse Effect. Since December 31, 2004, there shall have not occurred any fact, event or circumstance which has or would reasonably be expected to have, a Material Adverse Effect.

(e) UCC-3’s; Payoff Letters. Evidence of the termination, release or assignment, as the case may be, of the Liens on the properties of the Company or its Subsidiaries set forth in Section 6.3(e) of the Company Disclosure Schedule, and evidence of the complete satisfaction in full of the outstanding Debt set forth in Section 6.3(e) of the Company Disclosure Schedule shall have been delivered in a form and on terms reasonably satisfactory to Parent and the Liens securing such Debt shall have been released.

(f) Financing. Parent shall have received no less than $107 million in cash in senior debt financing and commitments for $15 million pursuant to a revolving senior credit facility, in each case pursuant to the Debt Commitment Letter on terms no less favorable than those contained in the Debt Commitment Letter.

(g) Contribution. Parent shall have received Company Stock valued at no less than $5 million pursuant to the Contribution Agreement.

(h) FIRPTA Certificate. The Company shall have delivered to Parent an affidavit dated as of the Closing Date, signed under penalties of perjury an in form and substance as required by Treasury regulation section 1.897-2(h), stating that the Company is not and has not been a United States real property holding corporation.

(i) Change in Condition of Real Property. No damage or destruction or other change has occurred with respect to any of the Real Property or any portion thereof that, individually or in the aggregate, would have a material adverse effect on the use or occupancy of the Real Property or the operation of the business.

(j) Public Bonds. The Company shall have caused Public Bonds in an amount equal to at least 50% of the aggregate outstanding amount of such bonds to be tendered pursuant to the tender offer therefor dated on or about July 28, 2005 (the “Tender Offer”).

(k) Estimated Debt and Estimated Working Capital. The good faith estimates of the Estimated Debt and the Estimated Working Capital delivered to Parent by the Company pursuant to Section 2.8 shall be reasonably satisfactory to Parent.

(l) Opinion. Parent shall have received from Dechert LLP, counsel for the Company, an opinion with respect to the matters set forth in Exhibit E attached hereto, which shall be addressed to Parent, dated as of the Closing Date.

(m) Closing Documents. At the Closing, the Company shall have delivered to Parent all of the following documents:

(i) a certificate executed by the chief executive officer or the chief financial officer of the Company, on behalf of the Company, as to the satisfaction of the conditions set forth in Section 6.2(a) and Section 6.2(b);

(ii) a certificate executed by the chief executive officer or the chief financial officer of the Company, on behalf of the Company, certifying that since March 31, 2005, there shall have not occurred any fact, event or circumstance which has or would reasonably be expected to have, a Material Adverse Effect;

(iii) good standing certificates of the Company and each of its Subsidiaries from the state of its formation and each state where it is qualified to conduct business, dated within fifteen (15) days prior to the Closing Date;

(iv) all Material Consents; and

(v) a copy of the Company’s and each of its Subsidiaries’ formation documentation certified by the Secretary of the state of its formation or equivalent governmental officer.

(n) Termination of Affiliate Transactions. Parent shall have received evidence reasonably satisfactory to it of the termination of the Company Affiliate Transactions set forth in the Company Disclosure Schedule.

(o) Dissenting Shares. At least 95% in the aggregate of the outstanding shares of Company Common Stock shall not be Dissenting Shares as of the Closing Date.

6.3. Additional Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement which are not qualified as to materiality shall be true and accurate in all material respects as of the Closing Date as if made at and as of such date and the representations and warranties of Parent and Merger Sub contained in this Agreement or in any document, certificate or writing delivered pursuant hereto which are qualified as to materiality or Material Adverse Effect shall be true and accurate as of the Closing Date as if made at and as of such date without regard to any qualifications of materiality or Material Adverse Effect except for any breaches which would not individually or in the aggregate cause a Material Adverse Effect (and except those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and accurate (or true and accurate in all material respects, as applicable) as of such date or with respect to such period).

(b) Performance of Obligations of Parent. Parent and Merger Sub shall have performed or complied in all material respects with all material agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Parent and Merger Sub Officer Certificates. Company shall have received a certificate executed by the chief executive officer or the chief financial officer of each of the Parent and Merger Sub, on behalf of such entities, as to the satisfaction of the conditions set forth in Section 6.3(a) and Section 6.3(b).

(d) Opinion. The Company shall have received from Kirkland & Ellis LLP, counsel for Parent and Merger Sub, an opinion with respect to the matters set forth in Exhibit F attached hereto, which shall be addressed to the Company, dated as of the Closing Date.

ARTICLE VII

TERMINATION AND AMENDMENT

7.1. Termination. This Agreement may only be terminated as provided in Section 7.1. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties as follows:

(a) By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b) By either the Company or Parent if the Effective Time shall not have occurred on or before September 30, 2005 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party who has failed to comply with any obligation under this Agreement and such failure has been a significant cause of the failure of the Effective Time to occur on or before the Termination Date;

(c) By either the Company or Parent if any Governmental Authority shall have issued an order, decree or ruling or taken any other action (which the parties shall have used reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 5.2) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with Section 5.2 has been the primary cause of such action or inaction;

(d) By Parent, if neither Parent nor Merger Sub is in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of the Company herein become untrue or inaccurate such that Section 6.2(a) would not be satisfied or (ii) there has been a breach on the part of the Company of any of its covenants or agreements contained in this Agreement such that Section 6.2(b) would not be satisfied, and, in both case (i) and case (ii), such breach (if curable) has not been cured within 30 days after notice to the Company; or

(e) By the Company, if it is not in material breach of its obligations under this Agreement, and if (i) at any time that any of the representations and warranties of Parent or Merger Sub herein become untrue or inaccurate such that Section 6.3(a) would not be satisfied or (ii) there has been a breach on the part of Parent or Merger Sub of any of their respective covenants or agreements contained in this Agreement such that Section 6.3(b) would not be satisfied, and, in both case (i) and case (ii), such breach (if curable) has not been cured within 30 days after notice to Parent.

7.2. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective officers or directors; provided, however, that nothing herein shall relieve any party from liability for the willful breach of any of its representations, warranties, covenants or agreements set forth in this Agreement arising prior to the Termination Date.

7.3. Extension; Waiver. At any time prior to the Effective Time, each party hereto may (A) extend the time for the performance of any of the obligations or other acts of the other party, (B) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate or writing delivered pursuant hereto or (C) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of either party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of a party to assert any of its rights hereunder shall not constitute a waiver of such rights, and no single or partial exercise of any right, remedy, power or privilege shall preclude any other or further exercise thereof by any party. The waiver by any party of any breach of this Agreement, or the failure of any party to require the performance or satisfaction of any term or obligation of this Agreement, shall not prevent subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

ARTICLE VIII

INDEMNIFICATION

8.1. Survival of Representations, Warranties and Agreements. The representations, warranties and covenants made by the Company, Parent and Merger Sub (including the representations and warranties set forth in Article III and the representations and warranties set forth in any certificate delivered by the Company, Parent or Merger Sub in connection with this Agreement) shall survive the Closing and shall remain in full force and effect and shall survive for twelve (12) months (other than the representations and warranties contained in Section 3(r) which shall survive for twenty-four (24) months and the indemnification obligation contained in

Section 8.2(a)(v) which shall survive for thirty-six (36) months) after the Closing Date (the “Indemnification Period”); provided, that such Indemnification Period shall not apply to any claim of a breach of a representation or warranty in respect of which indemnity may be sought under this Article VIII, and the indemnity with respect thereto, if written notice of the inaccuracy or breach or potential inaccuracy or breach thereof giving rise to such right or potential right of indemnity shall have been given to the party against whom such indemnity may be sought prior to the expiration of the applicable Indemnification Period, such notice to describe the claim being asserted.

8.2. Indemnification.

(a) Claims Against Holders of Company Common Stock and Company Warrants. From and after the Closing Date, holders at Closing of the Company Common Stock and Company Warrants shall, severally (and not jointly), hold harmless and indemnify Parent, Merger Sub, the Surviving Corporation and each of its respective directors, officers, stockholders, Affiliates and employees (the “Buyer Indemnified Persons”), and shall compensate and reimburse any Buyer Indemnified Person, pursuant to the terms of this Article VIII, for, any loss, Liability, claim, damage, Tax or expense (including reasonable legal fees and expenses, but excluding punitive, special, consequential or other similar damages or lost profits) (“Damages”) which are suffered or incurred by any Buyer Indemnified Person or to which any Buyer Indemnified Person may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from, as a direct consequence of or as a result of, or relating to:

(i) any inaccuracy in or breach of any representation or warranty of the Company contained in this Agreement or in any certificate delivered by the Company or the Sellers in connection with this Agreement; provided, that for purposes of this Article VIII, the qualifications as to materiality and Material Adverse Effect contained in such representations and warranties shall not be given effect;

(ii) any nonfulfillment or breach of any covenant or obligation of the Company contained in this Agreement requiring performance prior to the Closing;

(iii) to the extent it is not included in the calculation of Closing Date Working Capital or Closing Date Debt, any Debt of the Company as of the Closing Date;

(iv) any employee benefit plan maintained or contributed to by any entity (other than the Company and its Subsidiaries) that constitutes a controlled group of entities within the Section 414(b), (c), (m) or (o) of the Code that includes the Company or its Subsidiaries; or

(v) the matters disclosed on Schedule 3.1(r) of the Company Disclosure Schedule;

provided, however, that the maximum liability of the holders of Company Common Stock and Company Warrants as a group for Damages in respect of any claim or claims for indemnification under this Agreement (other than claims involving fraud) shall not exceed $10,000,000 (the “Maximum Amount”); provided, further, that in no event will any Buyer Indemnified Persons assert a claim pursuant to Section 8.2(a)(i) (except for any claim with respect to any inaccuracy in or breach of any representation or warranty of the Company contained in Sections 3.1(n), 3.1(s) and 3.1(w)) unless the cumulative total of the Damages suffered by the Buyer Indemnified Persons exceeds $2,920,000 (the “Basket”), whereupon the Buyer Indemnified Persons shall be entitled to make a claim and indemnity hereunder only for Damages in excess of the Basket.

Notwithstanding anything to the contrary herein, (i) holders at Closing of the Company Common Stock and Company Warrants shall not be obligated to indemnify Buyer Indemnified Parties against any Damages arising from, as a direct consequence of or as a result of, or relating to, any claim or Liability to the extent such claim or Liability is taken into account in determining the Final Adjustment Amount and (ii) to the extent that the reserve for current tax liabilities (net of current tax assets) shown on the face of the Final Closing Statement is less than the amount shown on the Estimated Closing Statement and such difference is taken into account in determining the Final Adjustment Amount, then the indemnification obligation of the holders at Closing of the Company Common Stock and Company Warrants with respect to breaches of the representation and warranties contained in Section 3.1(n)(2) shall be calculated by reference to the net reserve for current taxes shown on the face of the Final Closing Statement rather than the amount shown on the face of the Estimated Closing Statement.

(b) Indemnification by Parent. From and after the Closing Date, the Parent (the “Seller Indemnifying Person”) shall hold harmless and indemnify the holders of Company Common Stock and the holders at Closing of the Company Warrants and, in the case of any entity, each of its respective directors, officers and employees (the “Seller Indemnified Persons” and, together with the Buyer Indemnified Persons, the “Indemnified Persons”) and shall hold each of them harmless from and against, and shall compensate and reimburse any Seller Indemnified Person for, any Damages which are suffered or incurred by any Seller Indemnified Person or to which any Seller Indemnified Person may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from, as a direct consequence or as result of, or relating to:

(i) any inaccuracy in or breach of any representation or warranty of Parent or Merger Sub contained in this Agreement or in any certificate delivered by the Parent or Merger Sub in connection with this Agreement; provided, that for purposes of this Article VIII, the qualifications as to materiality and Material Adverse Effect contained in such representations and warranties shall not be given effect; or

(ii) any breach of any covenant or obligation of the Parent or Merger Sub contained in this Agreement or any covenant or obligation of the Company or the Surviving Corporation requiring performance after the Closing.

(c) Third-Party Claims. The obligations and liabilities of any party hereto against which indemnification is sought hereunder with respect to claims by third parties shall be subject to this Section 8.2(c).

(i) Promptly after receipt by any Indemnified Person of notice of any demand or claim or the commencement of any action, proceeding or investigation (an “Asserted Liability”) that could reasonably be expected to result in Damages, the Indemnified Person shall give notice thereof (a “Claims Notice”) to any other party obligated to provide indemnification for such Damages pursuant to Section 8.2(a) or Section 8.2(b) (the “Indemnifying Persons”); provided that to the extent of a Buyer Indemnified Persons right to indemnity under Section 8.2(a), the Stockholder Representative shall act for the holders at Closing of Company Common Stock and the holders at Closing of Company Warrants. Each Claims Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimated, if necessary) of the Damages that have been or may be suffered by the Indemnified Person. The rights of any Indemnified Person to be indemnified hereunder shall not be adversely affected by its failure to give, or its failure to timely give, a Claims Notice with respect thereto unless, and if so, only to the extent that, the Indemnifying Person is actually prejudiced thereby.

(ii) The Indemnifying Person shall have the right, exercisable by written notice to the Indemnified Party within 30 days of receipt of a Claims Notice from the Indemnified Person, to assume the defense of such Asserted Liability (subject to the rest of this clause (ii) and clause (iii) below), using counsel selected by the Indemnifying Person and reasonably acceptable to the Indemnified Person at the expense of the Indemnifying Person; provided, that prior to such assumption, the Indemnifying Person shall first demonstrate to the reasonable satisfaction of the Indemnified Person in writing the Indemnifying Person’s financial ability to provide full indemnification to the Indemnified Person with respect to such Asserted Liability. If entitled hereunder, should the Indemnifying Person elect to assume the defense of the Asserted Liability, the Indemnifying Person shall not be liable to the Indemnified Person for legal expenses incurred by the Indemnified Person following such assumption in connection with the defense thereof. Subject to the foregoing, if the Indemnifying Person elects to compromise or defend such Asserted Liability, the Indemnified Person shall cooperate, at the expense of the Indemnifying Person, in the compromise of, or defense against, such Asserted Liability. If the Indemnifying Person is not entitled hereunder or elects not to compromise or defend the Asserted Liability or fails to notify the Indemnified Person of its election as herein provided, the Indemnified Person may pay, compromise or defend such Asserted Liability. Notwithstanding any of the foregoing, the Indemnified Person shall be entitled to assume control of the defense of such Asserted Liability and shall pay the fees and expenses of counsel retained by the Indemnified Person if (A) the Indemnified Person reasonably believes an adverse determination with respect to the Proceeding giving rise to such claim for indemnification would be detrimental to or injure in any material respect the Indemnified Person’s reputation or future business prospects; or (B) the claim seeks an injunction or equitable relief against the Indemnified Person, and, furthermore, the Indemnified Person may participate, at its own expense, in the defense of any Asserted Liability which was assumed by the Indemnifying Person. In the event a conflict of interests exists between the Indemnifying Person and the Indemnified Person and the

Indemnified Person is not otherwise entitled to assume control of the defense of an Asserted Liability pursuant to Section 8.2(c)(ii) or (iii) hereunder, the Indemnified Person may retain its own counsel and the Indemnifying Person shall pay the reasonable fees and expenses of such counsel retained by the Indemnified Person. If the Indemnifying Person is entitled hereunder and chooses to defend any claim, the Indemnified Person shall make available to the Indemnifying Person, as may be reasonably requested by the Indemnifying Person, any books, records or other documents within its control, and the reasonable assistance of its employees, for which the Indemnifying Person shall be obliged to reimburse the Indemnified Person the reasonable out-of-pocket expenses of making them available. If the Indemnifying Person is not entitled hereunder or chooses not to defend any claim, the Indemnified Person shall provide to the Indemnifying Person such information concerning the Asserted Liability, and the defense thereof, as the Indemnifying Person shall reasonably request.

(iii) Notwithstanding anything herein to the contrary, the Indemnified Person shall be entitled to assume control of such defense and the Indemnifying Person shall pay the reasonable fees and expenses of counsel retained by the Indemnified Person if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation (provided, that in such event (x) the Indemnifying Person shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose (provided, that the fees and expenses of such separate counsel shall be borne by the Indemnifying Person) and (y) the Indemnifying Person shall be entitled to review the files and record relating to such defense upon request of the Indemnifying Person); or (B) the Indemnifying Person failed or is failing to vigorously prosecute or defend such claim.

(iv) If any Indemnifying Person has assumed the defense of an Asserted Liability in accordance with the terms hereof, he, she or it shall have the right to consent to the entry of judgment with respect to, or otherwise settle such Asserted Liability without the consent of the Indemnified Person if (i) the settlement involves solely monetary damages, (ii) the Indemnifying Person expressly agrees in writing to the Indemnified Person that, as between the two, the Indemnifying Person is solely obligated to satisfy and discharge the claim and (iii) such judgment on settlement expressly and unconditionally releases the Indemnified Person of the Asserted Liability, without prejudice. If the foregoing conditions are not satisfied, the Indemnifying Person shall have the right to consent to the entry of judgment with respect to, or otherwise settle such Asserted Liability only upon receipt of the written consent of the Indemnified Person. If the Indemnified Person does not give such consent, the Indemnifying Person shall resume the diligent defense of the Asserted Liability. Regardless of whether the Indemnifying Person elects to assume the defense of the Asserted Liability in accordance with the terms hereof, the Indemnified Persons shall not admit any liability with respect to, consent to the entry of judgment with respect to, or otherwise settle such Asserted Liability without the prior written consent of the Indemnifying Person, which consent shall not be unreasonably withheld; provided that the Indemnifying Person has satisfied the conditions in the first sentence of Section 8.2(c)(ii) as if such party were to assume the defense.

8.3. Escrow Arrangements.

(a) Escrow Fund. The Adjustment Holdback Consideration will be deposited by the Parent with the Escrow Agent as security for the adjustment to the Common Stock Merger Consideration (the “Adjustment Escrow Fund”) and the Environmental Holdback Consideration shall be deposited by the Parent with the Escrow Agent as security for the environmental indemnification pursuant to Section 8.2(a)(v), (the “Environmental Escrow Fund,” and collectively with the Adjustment Escrow Fund, the “Escrow Fund”), such Escrow Fund to be governed by the terms set forth herein. The Escrow Agent may execute this Agreement following the date hereof and prior to the Effective Time, and such later execution, if so executed after the date hereof, shall not affect the binding nature of this Agreement as of the date hereof between the other signatories hereto.

(b) Escrow Period; Distribution upon Termination of Escrow Period. Subject to the following requirements, the Escrow Fund shall be in existence immediately following the Effective Time and shall terminate on the third anniversary of the Closing Date (such period being the “Escrow Period”); provided, however, that the Escrow Period shall not terminate with respect to any amount of an unsatisfied claim specified in any Parent Officer’s Certificate or Purchase Price Adjustment Certificate (each, as defined below) delivered to the Escrow Agent prior to termination of such Escrow Period. The Escrow Funds not subject to unsatisfied claims as contemplated by this Section 8.3 (the “Remaining Holdback Consideration”) shall be delivered to the holders of the Company Common Stock and Company Warrants upon the termination of the Escrow Period. As soon as any such claims have been resolved, the Escrow Agent shall deliver to the holders of Company Common Stock and Company Warrants the remaining portion, if any, of the Escrow Fund not required to satisfy any claims then pending as additional Holdback Consideration. Deliveries of Holdback Consideration to the holders of Company Common Stock and Company Warrants pursuant to this Section 8.3(b) shall be made in proportion to their respective holdings of Company Common Stock (calculated on a fully diluted basis) at the Effective Time.

(c) Investment of Escrow Fund.

(i) Pending disbursement of the Escrow Fund, the Escrow Agent shall invest, at the discretion of the Stockholder Representative, the Escrow Fund in Permitted Investments (as defined below). All interest, dividends and other income earned on the Escrow Fund shall be retained by the Escrow Agent as part of the Escrow Fund. For purposes of this Section 8.3, “Permitted Investments” shall mean (i) money market funds consisting of short-term U.S. Treasury securities, (ii) obligations of or guaranteed by the United States of America or any agency thereof, either outright or in connection with repurchase agreements covering such obligations with a maturity not later than one year from the date of investment, and (iii) such other investments as may be specified from time to time to the Escrow Agent by joint written instructions of Parent and Stockholder Representative.

(ii) As and when any amount is needed for a payment pursuant to this Section 8.3, the Escrow Agent shall cause a sufficient amount of the Permitted Investments, to the extent remaining, to be converted into cash.

(d) Protection of Escrow Fund. The Escrow Agent shall hold and safeguard the Escrow Fund during the Escrow Period, shall treat such fund as a trust fund in accordance with the terms of this Agreement and not as the property of Parent and shall hold and dispose of the Escrow Fund only in accordance with the terms hereof.

(e) Claims Upon Escrow Fund.

(i) Environmental Indemnification.

(1) Subject to Section 8.4(c), 61 days after receipt by the Escrow Agent, which receipt shall be at any time on or before the last day of the Escrow Period, of a certificate signed by any officer of Parent (the “Parent Officer’s Certificate”) (A) stating that a Buyer Indemnified Person has paid or may be required to make a payment for Damages and such person is entitled to indemnification under Section 8.2(a)(v) and (B) specifying in reasonable detail the individual items of Damages included in the amount so stated, the Escrow Agent shall, subject to the provisions of Section 8.4(c) hereof, deliver to Parent out of the Environmental Escrow Fund, as promptly as practicable, a cash amount equal to the amount of such Damages.

(2) Objections to Claims. At the time of delivery of any Parent Officer’s Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Stockholder Representative, and for a period of 60 days after such delivery, the Escrow Agent shall make no delivery to Parent of any amounts in the Environmental Escrow Fund pursuant to this Section 8.3(e)(i) unless the Escrow Agent shall have received written authorization from the Stockholder Representative to make such delivery. After the expiration of such 60-day period, the Escrow Agent shall make delivery of a cash amount from the Environmental Escrow Fund in accordance with this Section 8.3(e)(i); provided, however, that no such payment or delivery may be made if the Stockholder Representative shall object in a written statement to the claim made in the Parent Officer’s Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such 60-day period.

(ii) Adjustment to Net Purchase Price.

(1) Subject to Section 2.9, twenty Business Days after receipt by the Escrow Agent, which receipt shall be at any time on or before the last day of the Escrow Period of a certificate signed by any officer of Parent (the “Purchase Price Adjustment Certificate”) (A) stating that the Closing Statement has become final and binding on the parties in accordance with Section 2.9 and (B) presenting the calculation of the Final Adjustment Amount plus the Adjustment Interest to be distributed to Parent, the Escrow Agent shall, subject to the provisions of Section 2.9 hereof, deliver to Parent out the Adjustment Escrow Fund, as promptly as practicable, the cash amount specified in the Purchase Price Adjustment Certificate.

(2) Objections to Adjustment. At the time of delivery of any Purchase Price Adjustment Certificate to the Escrow Agent, a duplicate copy of such certificate shall be delivered to the Stockholder Representative and for a period of ten Business Days after such delivery, the Escrow Agent shall make no delivery to Parent of any amounts in the Adjustment Escrow Fund pursuant to this Section 8.3(e) unless the Escrow Agent shall have received written authorization from the Stockholder Representative to make such delivery. After the expiration of such ten-Business Day period, the Escrow Agent shall make delivery of a cash amount from the Adjustment Escrow Fund in accordance with this Section 8.3(e)(ii); provided, however, that no such payment or delivery may be made if the Stockholder Representative shall object in a written statement to the statements made in the Purchase Price Adjustment Certificate, and such statement shall have been delivered to the Escrow Agent prior to the expiration of such ten-Business Day period.

(f) Resolution of Conflicts. In case the Stockholder Representative shall object in writing to any claim or claims made in any Parent Officer’s Certificate, the Stockholder Representative and Parent shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Stockholder Representative and Parent should so agree or if the dispute is otherwise resolved in accordance with this Agreement, a letter setting forth such agreement or resolution shall be prepared and signed by both the Stockholder Representative and Parent and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such letter and distribute a cash amount from the Escrow Fund in accordance with the terms thereof. In case the Stockholder Representative shall object in writing to any statements made in any Purchase Price Adjustment Certificate, after the Closing Statement becomes final and binding on the parties hereto, the Stockholder Representative and Parent shall each sign a letter setting forth Final Adjustment Amount in accordance with such Closing Statement and joint instructions with respect to distributions from the Escrow Fund. After the Closing Statement becomes final and binding on the parties hereto, in the event that either (x) the Purchase Price Adjustment results in an increase, or no change, in the Common Stock Merger Consideration or (y) the Purchase Price Adjustment results in a decrease in the Common Stock Merger Consideration in an amount less than the amount of the Adjustment Escrow Fund, the Stockholders Representative and Parent shall each sign a letter setting forth the Final Adjustment Amount in accordance with such Closing Statement and joint instructions with respect to an appropriate distribution from the Escrow Fund. Any such letter contemplated by the preceding two sentences shall be furnished to the Escrow Agent who shall be entitled to rely on any such letter and distribute a cash amount from the Escrow Fund in accordance with the terms thereof.

(g) Escrow Agent’s Duties.

(i) The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein, and as set forth in any additional written escrow instructions which the Escrow Agent may receive after the date of this Agreement which are signed by an officer of Parent and the Stockholder Representative, and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be liable for any act done or omitted hereunder as Escrow Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

(ii) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person, excepting only orders or process of courts of law, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment or decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

(iii) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver this Agreement or any documents or papers deposited or called for hereunder.

(iv) The Escrow Agent shall not be liable for the expiration of any rights under any statute of limitations with respect to this Agreement or any documents deposited with the Escrow Agent.

(v) In performing any duties under the Agreement, the Escrow Agent shall not be liable to any party for damages, losses, or expenses, except for negligence or willful misconduct on the part of the Escrow Agent. The Escrow Agent shall not incur any such liability for (A) any act or failure to act made or omitted in good faith, or (B) any action taken or omitted in reliance upon any instrument, including any written statement of affidavit provided for in this Agreement that the Escrow Agent shall in good faith believe to be genuine, nor will the Escrow Agent be liable or responsible for forgeries, fraud, impersonations, or determining the scope of any representative authority. In addition, the Escrow Agent may consult with the legal counsel in connection with Escrow Agent’s duties under this Agreement and shall be fully protected in any act taken, suffered, or permitted by it in good faith in accordance with the advice of counsel. The Escrow Agent is not responsible for determining and verifying the authority of any person acting or purporting to act on behalf of any party to this Agreement.

(vi) If any controversy arises between the parties to this Agreement, or with any other party, concerning the subject matter of this Agreement, its terms or conditions, the Escrow Agent will not be required to determine the controversy or to take any action regarding it. The Escrow Agent may hold the Escrow Fund and all documents and may wait for settlement of any such controversy by final appropriate legal proceedings or other means as, in the Escrow Agent’s discretion, the Escrow Agent may be required, despite what may be set forth elsewhere in this Agreement. In such event, the Escrow Agent will not be liable for damage. Furthermore, the Escrow Agent may at its option, file an action of interpleader requiring the parties to answer and litigate any claims and rights among themselves. The Escrow Agent is authorized to deposit with the clerk of the court the Escrow Fund and all documents held in escrow, except all costs, expenses, charges and reasonable attorney fees incurred by the Escrow Agent due to the interpleader action and which the parties jointly and severally agree to pay. Upon initiating such action, the Escrow Agent shall be fully released and discharged of and from all obligations and liability imposed by the terms of this Agreement.

(vii) The parties and their respective successors and assigns agree jointly and severally to indemnify and hold the Escrow Agent harmless against any and all losses, claims, damages, liabilities, and expenses, including reasonable costs of investigation, counsel fees, including allocated costs of in-house counsel and disbursements that may be imposed on Escrow Agent or incurred by Escrow Agent in connection with the performance of its duties under this Agreement, including but not limited to any litigation arising from this Agreement or involving its subject matter other than arising out of its negligence or willful misconduct.

(viii) The Escrow Agent may resign at any time upon giving at least thirty (30) days written notice to the parties; provided, however, that no such resignation shall become effective until the appointment of a successor escrow agent which shall be accomplished as follows: the parties shall use their best efforts to mutually agree on a successor escrow agent within thirty (30) days after receiving such notice. If the parties fail to agree upon a successor escrow agent within such time, the Escrow Agent shall appoint a successor escrow agent. The successor escrow agent shall execute and deliver an instrument accepting such appointment and it shall, without further acts, be vested with all the estates, properties, rights, powers, and duties of the predecessor escrow agent as if originally named as escrow agent. Upon appointment of a successor escrow agent, the Escrow Agent shall be discharged from any further duties and liability under this Agreement.

(h) Fees. All fees of the Escrow Agent for performance of its duties hereunder shall be paid by the Surviving Corporation as the Surviving Corporation and the Escrow Agent shall agree, subject to the last sentence of this Section 8.3(h). It is understood that the fees and usual charges agreed upon for services of the Escrow Agent shall be considered compensation for ordinary services as contemplated by this Agreement. In the event that the conditions of this Agreement are not promptly fulfilled, or if the Escrow Agent renders any service not provided for in this Agreement, or if the parties request a substantial modification of its terms, or if any controversy arises, or if the Escrow Agent is made a party to, or intervenes in, any litigation pertaining to the Escrow Fund or its subject matter, the Escrow Agent shall be reasonably compensated one half by Parent and one half in a payment from the Escrow Fund for such extraordinary services and reimbursed for all costs, attorney’s fees, including allocated costs of in-house counsel, and expenses occasioned by such default, delay, controversy or litigation.

(i) Consequential Damages. In no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action.

(j) Successor Escrow Agents. Any corporation into which the Escrow Agent in its individual capacity may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Escrow Agent in its individual capacity shall be a party, or any corporation to which substantially all the corporate trust business of the Escrow Agent in its individual capacity may be transferred, shall be the Escrow Agent under the escrow agreement without further act.

(k) Taxation of Escrow Fund Earnings. The Escrow Agent shall timely report to the Internal Revenue Service (and, if required under state or local law, other applicable taxing authorities), and to Parent and the Stockholder Representative, the taxable income of the Escrow Fund for each calendar year or portion thereof. Any taxes payable on income of the Escrow Fund shall be paid by the party or parties entitled to receive the Escrow Fund assets, provided that, notwithstanding the foregoing, Parent shall report and pay taxes on income of the Escrow Fund to the extent such income is earned or accrued prior to the determination of such entitlement. The parties acknowledge and agree that any payments that holders of Company Common Stock and Company Warrants may receive from the Escrow Fund pursuant to this Section 8.3 will be characterized as contingent consideration, including in part imputed interest which shall be taxable to such recipients and deductible by Parent to the extent permitted by law, received from Parent in connection with an installment sale of their Company Stock and Company Warrants under the Code.

(l) No Pledge of Escrow Fund. Except as previously provided herein, no amount of the Escrow Fund shall be received, pledged, borrowed or otherwise made available to or for the benefit of the holders of Company Common Stock and Company Warrants under the Code.

8.4. Other Limitations.

(a) Parent and Merger Sub acknowledge and agree that their sole and exclusive remedy for damages with respect to any and all claims relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article VIII, except for claims of fraud.

(b) The amount of any Damages for which relief is provided under any of Sections 8.2(a) and 8.2(b) shall be net of any amounts actually recovered by the Indemnified Person from any unrelated third parties or under insurance policies with respect to such Damages and net of any resulting tax benefits actually realized, to the extent if and when realized. For the purposes of this Section 8, the amount of any “amounts actually recovered under insurance policies” by the Indemnified Person shall be equal to the difference between (1) the actual amount of insurance proceeds and (2) the amount of incremental premium costs which are (a) incurred by the Indemnified Person following the loss or event which gives rise to the payment of the insurance proceeds and (b) related to or resulting from such loss and event. In computing the amount of any such tax benefits, the Indemnified Person shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any items arising from the receipt or accrual of any indemnity payment hereunder. For purposes of this Agreement, the Indemnified Person shall be deemed to have “actually realized” a net tax benefit to the extent that, and at such time as, the amount of taxes payable by the Indemnified Person is reduced below the amount of taxes that the Indemnified Person would have been required to pay but for the receipt or accrual of the indemnity payment. An Indemnified Person shall use its reasonable efforts to seek recovery from any foregoing collateral source for any such claim for indemnity before or within a reasonable amount of time after making any claim for indemnification by an Indemnifying Person. Any Indemnifying Person may request any Indemnified Person to grant an assignment of the right of such Indemnified Person to assert a claim against any collateral source, which request shall not be unreasonably denied. In the event of such assignment, the Indemnifying Person will pursue the claim at its own expense and the amount of indemnification shall not be net of amounts received from such collateral source.

(c) Allocation of Damages for Certain Environmental Matters and Other Limitations. With respect to Damages for which relief is provided under Section 8.2(a)(v):

(i) the holders at Closing of Company Common Stock and Company Warrants shall be responsible for two thirds (2/3) of the aggregate amount of such Damages and Parent shall be responsible for one third (1/3) of the aggregate amount of such Damages; and

(ii) In addition to the limitation of the Maximum Amount, the maximum liability of the holders at Closing of Company Common Stock and Company Warrants as a group for Damages of Buyer Indemnified Parties in respect of any claim or claims for indemnification under Section 8.2(a)(v), shall not exceed $3,000,000, and the Environmental Escrow Fund shall be the sole and exclusive remedy for Damages with respect to any claims under Section 8.2(a)(v) of this Agreement.

(d) Remediation Standard. With respect to environmental matters for which indemnity is provided herein and for which Remedial Action is required in connection with the resolution of such matter, Buyer Indemnified Persons acknowledge that the Surviving Corporation and its Subsidiaries intend to use the Real Property for industrial or warehouse use substantially consistent with such use as of the Closing, as the case may be and, accordingly, any Remedial Action conducted in connection with such indemnified matter shall be to the least stringent cleanup standard that (i) is permitted under applicable Environmental Laws, (ii) complies with any order or requirement of any applicable governmental authority consistent with such industrial or warehouse use, (iii) settles and resolves any related Asserted Liability, (iv) reduces employee exposure to any related Materials of Environmental Concern below applicable permissible exposure limits established by applicable governmental authorities, (v) with respect to Leased Real Property, satisfies the requirements under the lease agreement pertaining to such Leased Real Property, and (vi) does not unreasonably interfere with continued industrial or warehouse use, as the case may be, of the Real Property. The least stringent cleanup standard may include environmental land use restrictions or similar institutional controls permitted under applicable Environmental Laws and the applicable governmental authority, so long as such restrictions or controls (1) do not unreasonably or materially interfere with or interrupt the Parent’s, the Surviving Corporation’s, and the Subsidiaries’ operations at the relevant Real Property, (2) with respect to Leased Real Property, satisfy the conditions of the lease agreement pertaining to such Leased Real Property and are acceptable to the owner of such Leased Real

Property, (3) do not unreasonably expose the Parent or the Surviving Corporation to a risk of liability to third parties as a result of the potential for offsite migration of Materials of Environmental Concern, and (4) do not impose in the aggregate operation and maintenance costs on the Buyer Indemnified Persons of more than $2,500 per year at any individual Real Property, unless the holders at Closing of Company Common Stock and Company Warrants agree to reimburse the Buyer Indemnified Persons for any costs in excess of such amount (subject to the limitations of Damages set forth in this Agreement).

(e) Voluntary Investigations. The holders at Closing of Company Common Stock and Company Warrants shall have no obligation to indemnify Buyer Indemnified Persons with respect to any Damages for environmental matters where the environmental conditions giving rise to such Damages are discovered as a result of any Buyer Indemnified Person conducting sampling and analysis of soil, sediment, surface water or groundwater monitoring wells at any Real Property after the Closing Date, except to the extent such sampling is: (i) required by Environmental Law, (ii) required by an enforceable order, directive or demand of a governmental authority acting within its jurisdiction, (iii) reasonably necessary to investigate conditions that indicate an imminent and substantial endangerment to health or the environment; (iv) reasonable to defend against or otherwise respond to an Asserted Liability, (v) with respect to Leased Real Property, reasonably necessary to comply with the requirements of the lease agreement pertaining to such Leased Real Property, or (vi) conducted in connection with the bona fide construction or expansion of Improvements at any of the Real Property actually undertaken to the extent such sampling is consistent with industry practice, provided, that, for the avoidance of doubt, the indemnification of any Buyer Indemnified Persons shall not be limited with respect to Damages for environmental matters where the environmental conditions giving rise to such Damages were discovered as a result of any Buyer Indemnified Person conducting sampling or analysis of any production water wells that exist on the Closing Date at any Real Property, of any wastewater discharges at any Real Property, or of any indoor or outdoor air at any Real Property.

(f) Control of Remedial Action. The Buyer Indemnified Persons shall conduct and control any Remedial Action, provided that, the holders at Closing of the Company Common Stock and Company Warrants shall have the right, but not the obligation, to take control of a Remedial Action under circumstances when the holders at Closing of the Company Common Stock and Company Warrants are obligated to indemnify the Buyer Indemnified Persons for 100 percent (100%) of the Damages relating to such Remedial Action (i.e. when Buyer Indemnified Persons are entitled to indemnification with respect to such Remedial Action pursuant to Section 8.2(a)(i) and the cumulative total of the Damages suffered by the Buyer Indemnified Persons has exceeded the Basket, but the maximum liability of the holders at Closing of the Company Common Stock and Company Warrants has not exceeded the Maximum Amount). The party undertaking control of the Remedial Action shall: (i) manage the matter in good faith and in a responsible manner, (ii) promptly undertake, diligently pursue, and expeditiously complete the Remedial Action, subject to the schedules and approvals required by the applicable governmental authority, (iii) conduct all activities in accordance with Environmental Laws and in a manner that does not unreasonably interfere with the day-to-day operation of the relevant Real Property, and (iv) minimize damage to such Real Property. If the party undertaking control fails to comply with any of the foregoing provisions, the other party shall be entitled to assume control of the Remedial Action. The party not controlling the Remedial Action shall be entitled, at its sole cost and expense, to reasonably monitor the Remedial Action. Such monitoring shall include the right to receive copies of all reports, workplans and analytical data and other documents submitted to or received from governmental authorities, the opportunity to attend meetings between the party controlling the Remedial Action and governmental authorities, and the opportunity to consult with the party controlling the Remedial Action. A Remedial Action shall be deemed to have been adequately completed, resolved, and discharged to the extent that the Remedial Action (1) achieves compliance with applicable Environmental Laws, including all action levels, cleanup standards, and exposure limits promulgated thereunder, consistent with Section 8.4(d) above, (2) satisfies and discharges the requirements of any order or requirement of any applicable governmental authority, (3) settles and resolves any related Asserted Liability, (4) with respect to Leased Real Property, satisfies the requirements under the lease agreement pertaining to such Leased Real Property, and (5) does not unreasonably interfere with continued industrial or warehouse use, as the case may be, of the Real Property.

8.5. Stockholder Representative; Approval of Holders of Company Common Stock.

(a) CVC shall be constituted and appointed as agent (“Stockholder Representative”) for and on behalf of the holders of the Company Common Stock and Company Warrants to give and receive notices and communications, to authorize distribution to Parent or any Buyer Indemnified Person of all or a portion of the Escrow Fund in satisfaction of claims by Parent or any Buyer Indemnified Person, to object to such distribution to Parent of the Escrow Fund, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing and for the purpose of effecting the transactions contemplated hereby, and exercising, on behalf of all of the holders of Company Common Stock and Company Warrants, their rights hereunder. Such agency may be changed by the holders of the Company Common Stock, with the vote of the holders of the Company Common Stock and Company Warrants to be determined by their pro rata interests in the Merger Consideration at the Effective Time upon not less than ten Business Days’ prior written notice to Parent. No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall receive no compensation for its services. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the holders of Company Common Stock. The holders of Company Common Stock and Company Warrants shall reimburse the Stockholder Representative for all costs and expenses incurred by the Stockholder Representative in its capacity as the Stockholder Representative provided that such actions of the Stockholder Representative were taken in good faith.

(b) The Stockholder Representative shall have no liability to Parent, Merger Sub, the Company or any Buyer Indemnified Person and shall not be liable for any act done or omitted hereunder as Stockholder Representative while acting in good faith and not in a manner constituting gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.

(c) The approval of the Merger by the Required Company Vote shall be deemed to be approval of the terms of the provisions of this Article VIII, including the appointment of the Stockholder Representative.

(d) A decision, act, consent or instruction of the Stockholder Representative shall constitute a decision of all holders of the Company Common Stock and shall be final, binding and conclusive upon each such holder of Company Common Stock, and Parent, Merger Sub and the Buyer Indemnified Persons may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of each every such holder of Company Common Stock. Parent, Merger Sub and the Buyer Indemnified Persons are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative. All fees and expenses of the Stockholder Representative shall be paid for by the holders of Certificates and Company Warrants.

ARTICLE IX

GENERAL PROVISIONS

9.1. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (A) on the date of delivery if delivered personally (B) upon confirmation of receipt if delivered by facsimile, (C) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, upon confirmation of receipt, or (D) on the third Business Day following the date of mailing if delivered by registered or certified first-class mail, return receipt requested and obtained, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a) if to Parent or Merger Sub, to:

AHI Holdings Inc.

c/o Bruckmann, Rosser, Sherrill & Co., Inc.

126 East 56th Street

New York, NY 10022

Fax:

Attention: Stephen C. Sherrill

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

153 East 53rd Street

New York, NY 10022

Fax: 212-446-4900

Attention: Kimberly P. Taylor

(b) if to the Company to:

Airxcel Holdings, Inc.

3050 North Saint Francis

Wichita, Kansas 67219

Fax: (316) 832-3493

Attention: Mel Adams

with a copy (which shall not constitute notice) to:

Citigroup Venture Capital, Ltd.

399 Park Avenue, 14th Floor

New York, New York 10022

Fax: (212) 888-2940

Attention: James A. Urry

with a copy (which shall not constitute notice) to:

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, Pennsylvania 19103-2793

Fax: (215) 994-2222

Attention: John D. LaRocca, Esq.

(c) If to the Stockholder Representative to:

Citigroup Venture Capital, Ltd.

399 Park Avenue, 14th Floor

New York, New York 10022

Fax: (212) 888-2940

Attention: James A. Urry

with a copy (which shall not constitute notice) to:

Dechert LLP

4000 Bell Atlantic Tower

1717 Arch Street

Philadelphia, Pennsylvania 19103-2793

Fax: (215) 994-2222

Attention: John D. LaRocca, Esq.

9.2. Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation”. Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. All references to contracts, agreements, leases or other arrangements shall refer to oral as well as written matters. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.3. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile), each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

9.4. Entire Agreement. This Agreement (including any exhibits or annexes hereto, the documents referred to herein and the Company Disclosure Schedule), along with other documents executed or delivered in connection with the consummation of the transactions contemplated by this Agreement, constitutes the entire agreement among all the parties hereto, except as provided herein, and supersedes all prior agreements, understandings, oral and written, among all the parties with respect to the subject matter hereof.

9.5. No Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties hereto or their respective successors and assigns, any rights, remedies or liabilities under or by reason of this Agreement, other than Article VIII and Section 5.5 (each of which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

9.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns; provided that Parent and Merger Sub may assign their rights and interest hereunder to the lenders providing financing in connection with the transactions contemplated hereby without the consent of the other parties hereto.

9.7. Amendment and Modification; No Waiver. This Agreement may be amended, modified and supplemented by a written instrument authorized and executed (a) on behalf of Parent and the Company at any time prior to the Closing Date with respect to any of the terms contained herein and (b) on behalf of Parent and the Stockholder Representative at any time after the Closing Date with respect to any of the terms contained herein. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants, or agreements contained herein, and in any documents delivered or to be delivered pursuant to this Agreement and in connection with the Closing hereunder.

9.8. Enforcement; Jurisdiction. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of New York, this being in addition to any other remedy to which they are entitled at law or in equity subject to the terms hereof. In addition, each of the parties hereto (A) consents to submit itself to the personal jurisdiction of the federal courts of the United States located in the City of New York, Borough of Manhattan, State of New York or any court of the State of New York located in such district in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (B) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (C) agrees that it will not bring any Proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than such courts sitting in the State of New York.

9.9. Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

9.10. Company Disclosure Schedule. Inclusion of any matter or item in any Section of the Company Disclosure Schedule does not imply that such matter or item is otherwise material. Inclusion of a matter or item in a Section of the Company Disclosure Schedule shall be deemed to be included in any other Section of the Company Disclosure Schedule if it is readily apparent from the express description of such item or matter that it applies to such other Section of the Company Disclosure Schedule.

9.11. No Recourse. No recourse shall be available to the assets of any Person that is an Affiliate of a holder of Company Stock, or any officer, director, agent, employee thereof or of the Company for any obligations of the holders of Company Stock pursuant to this Agreement.

9.12. Governing Law. This Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of Delaware.

9.13. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable in any jurisdiction, (A) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid or enforceable, such provision and (B) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.14. Mutual Drafting. The parties hereto have been represented by counsel who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any laws or rules relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive their effects.

9.15. Certain Understandings. Each of the parties is a sophisticated legal entity or person that was advised by experienced counsel and, to the extent it deemed necessary, other advisors in connection with this Agreement. Accordingly, each of the parties hereby acknowledges that (i) no party has relied or will rely in respect of this Agreement or the transactions contemplated hereby upon any document or written or oral information previously furnished to or discovered by it or its representatives, other than as set forth in this Agreement (including the Company Disclosure Schedule) and (ii) there are no representations or warranties by or on behalf of any party hereto or any of its respective affiliates or representatives other than those expressly set forth in this Agreement or the Letters of Transmittal.

9.16. Definitions. As used in this Agreement:

(a) “Adjustment Holdback Consideration” means the cash amount equal to $500,000.

(b) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(c) “Airxcel” means Airxcel, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Company.

(d) “Balance Sheet” means the consolidated balance sheet of Airxcel and its Subsidiaries as of March 31, 2005 included in the Company Disclosure Schedule.

(e) “Benefit Plans” means, with respect to the Company and its Subsidiaries, each employee benefit plan, program, arrangement and contract (including any “employee benefit plan”, as defined in Section 3(3) of ERISA, and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option, employment, termination, stay agreement or bonus, change in control and severance plan, program, arrangement and contract), whether written or oral, whether or not subject to ERISA, in effect on the date of this Agreement, to which the Company or any of its Subsidiaries is a party, which is maintained or contributed to by the Company or its Subsidiaries and as to which the Company or any of its Subsidiaries has any current or future obligation with respect to any current or former employee, independent contractor or director (or any dependent or beneficiary thereof) of the Company or any of its Subsidiaries (the “Company Employees”), or with respect to which the Company or its Subsidiaries could incur liability under Title IV of ERISA.

(f) “Board of Directors” means the Board of Directors of any specified Person and any committees thereof.

(g) “Bonus Compensation Plan” means the bonus compensation plans for employees payable in connection with the transactions contemplated hereby and disclosed on the Company Disclosure Schedule.

(h) “Books and Records” means the collective reference to all agreements, documents, books, records and files, including records and files stored on computer disks or tapes or any other storage medium relating to the business of the Company and its Subsidiaries.

(i) “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banks are authorized to close in The City of New York.

(j) “Closing Common Merger Consideration” means the Closing Merger Consideration minus the Preferred Stock Merger Consideration.

(k) “Closing Merger Consideration” means the cash amount equal to $146,000,000 less (v) Estimated Debt, plus (w) the amount, if any, by which Estimated Working Capital exceeds the Reference Amount, minus (x) the amount, if any, by which the Reference Amount exceeds Estimated Working Capital, minus (y) the amount of the Holdback Consideration, minus (z) the amount of the Stockholder Representative Expense Amount.

(l) “Code” means the Internal Revenue Code of 1986, as amended.

(m) “Common Stock Merger Consideration” means the sum of the Closing Common Merger Consideration, the Holdback Consideration and the Stockholder Representative Expense Amount, in each case subject to adjustment as contemplated hereby.

(n) “Company Disclosure Schedule” means the disclosure schedule being delivered by the Company to the Parent on the date hereof.

(o) “Company Expenses” means Expenses (as defined in Section 5.4) of the Company and its Subsidiaries.

(p) “Company Stockholders Agreement” means the Stockholders Agreement, dated as of August 22, 1996, by and among the Company (f/k/a RV Products Holdings Corporation) and the parties listed on the signature pages thereto, as amended.

(q) “Company Warrants” means (i) the Stock Purchase Warrant issued on August 22, 1996 to Citicorp Mezzanine Partners, L.P. granting it the right to purchase 65,882 shares of Company Class B Common Stock at $.02 per share at any time on or before August 22, 2006, and (ii) the Stock Purchase Warrant issued on April 30, 1998 to Citicorp Mezzanine Partners, L.P. granting it the right to purchase 229,662.50 shares of Company Class B Common Stock at $.01 per share at any time on or before April 30, 2008.

(r) “Contract” means with respect to any Person, any agreement, indenture, debt instrument, contract, guarantee, loan, note, mortgage, license, lease or other binding commitment, to which such Person is a party or by which it is bound or to which any of its assets or properties is subject.

(s) “Credit Agreement” means, collectively, (i) the Revolving Credit and Security Agreement, dated as of June 30, 2000, among the Airxcel, the other Borrowers (as such term is defined in the Credit Agreement) signatory thereto, the Lenders (as such term is defined in the Credit Agreement) signatory thereto, and PNC Bank National Association, as agent for the Lenders, as amended, and (ii) the Other Documents (as such term is defined in the Credit Agreement described in clause (i) above).

(t) “Debt” means (i) the sum of, without duplication, (a) all indebtedness of the Company and its Subsidiaries for borrowed money, (b) all amounts owed by and obligations of the Company and its Subsidiaries evidenced by notes, bonds, debentures or other similar instruments, (c) all amounts owed by and all obligations of the Company and its Subsidiaries as lessee or lessees under leases that have been recorded as capital leases, in accordance with GAAP, (d) all Debt of the type referred to in clauses (a) through (c) above guaranteed directly or indirectly in any manner by the Company or its Subsidiaries or in effect guaranteed directly or indirectly by the Company or its Subsidiaries; provided, that such Debt referred to under this clause (d) is of the type that would be required to be reflected as Debt on a balance sheet prepared in accordance with GAAP, (e) all accrued but unpaid interest (or interest equivalent) to the date of determination, related to any items of Debt of the type referred to in clauses (a) through (d) above, (f) Company Expenses to the extent unpaid immediately prior to Closing; (g) any amounts owed by and obligations of the Company and its Subsidiaries to any officer, director or employee of the Company or its Subsidiaries and their respective Affiliates that is payable, as a result of, or upon the consummation of the transactions contemplated by, this Agreement, (h) any liabilities related to the Bonus Compensation Plan arising from or triggered by the Merger and the transaction contemplated hereby to the extent unpaid immediately prior to Closing; (i) any liabilities for advisory or management fees payable to CVC or its Affiliates to the extent unpaid immediately prior to Closing; (j) any liability of the Company in respect of the call premium payable in respect of the Public Bonds tendered in the Tender Offer, and any liability of the Company in respect of the redemption premium in respect of the Public Bonds outstanding after consummation of the Tender Offer, such premium to be determined as if repaid at the election of the Company on the Closing Date and (k) an amount equal to any interest that accrues on the Public Bonds during the thirty day period following the Closing Date minus (ii) all cash and cash equivalents of the Company and its Subsidiaries; provided, that Debt shall not include any borrowings to finance the transactions contemplated hereby.

(u) Dissenting Share” means each outstanding share of Company Common Stock the holder of which has not consented to or otherwise voted in favor of the Merger, has perfected such holder’s right to an appraisal of such holder’s shares in accordance with Section 262 of the DGCL and has not effectively withdrawn or lost such right to appraisal.

(v) “dollars” or “$” means United States dollars.

(w) “Environmental Holdback Consideration” means the cash amount equal to $3,000,000.

(x) “Environmental Laws” means any and all laws, statutes, codes, rules, regulations, ordinances, decrees or orders of the United States, or any foreign, state, local, or municipal authority, or common law, regulating, relating to or imposing liability or standards of conduct concerning pollution or protection of the environment, each as in effect as of the date hereof.

(y) “Escrow Agent” means an institution mutually acceptable to the Stockholder Representative and Parent to act as escrow agent, which institution shall execute a joinder hereto or an escrow agreement containing provisions substantially similar to Section 8.3 hereof.

(z) “Final Closing Statement” means (x) the Closing Statement if no Notice of Disagreement with respect thereto is duly and timely delivered pursuant to Section 2.9(a) or (y) if such a Notice of Disagreement is so delivered, the Closing Statement as agreed by Stockholder Representative and Parent pursuant to Section 2.9 or (z) if such Notice of Disagreement is so delivered and in the absence of such agreement, the Final Closing Statement as prepared by the Arbiter pursuant to Section 2.9.

(aa) “Final Working Capital” and “Final Debt“ means the Closing Date Working Capital and Closing Date Debt as shown in the Final Closing Statement.

(bb) “GAAP” means United States generally accepted accounting principles.

(cc) “GAAP Consistently Applied” means GAAP (A) using the same accounting methods, policies, practices, and procedures, with consistent classification, judgments, and estimation methodology, as were used by Airxcel in preparing the Balance Sheet and (B) not taking into account any changes in circumstances or events occurring after the closing of business on the Closing Date.

(dd) “Holdback Consideration” means the sum of the Adjustment Holdback Consideration and the Environmental Holdback Consideration.

(ee) “Indenture” means the Indenture for Airxcel’s Series A and B 11% Senior Subordinated Notes due 2007, dated as of November 10, 1997, with The United States Trust Company of New York, as Trustee.

(ff) “Intellectual Property” means any and all intellectual property rights, including (i) patents, inventions, discoveries, processes, technology and know-how; (ii) copyrights and copyrightable works (including software, databases and related items); (iii) trade secrets, specifications, designs, plans, manuals and drawings, research, manufacturing and production processes and techniques, customer and supplier lists, pricing and cost information, business and marketing plans and proposals and all other confidential or proprietary information; (iv) trademarks, service marks, trade names, domain names, logos and other source indicators manufacturing and production processes and techniques, customer and supplier lists, pricing and cost information, business and marketing plans and proposals; (v) rights in databases, whether registered or not; all applications, registrations, recordings, renewals, and the like for any of the foregoing; and (vii) all rights of enforcement thereto.

(gg) “Junior Subordinated Notes” means the Company’s Junior Subordinated Notes Due 2008 issued on November 10, 1997 and January 22, 2003, as amended, and any Junior Interest Notes as therein defined.

(hh) “Knowledge of the Company” means, with respect to any matter in question, the actual knowledge after due inquiry of those individuals listed in the Company Disclosure Schedule.

(ii) “Knowledge of Parent” means, with respect to any matter in question, the actual knowledge after due inquiry of those individuals listed in the Company Disclosure Schedule.

(jj) “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Subsidiary.

(kk) “Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company or any Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any Subsidiary.

(ll) “Liability” means any liability, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, including liability for Taxes.

(mm) “Licenses and Permits” means all licenses, permits, exemptions, orders, consents, franchises, certificates, approvals and other authorizations that are required by Governmental Authorities to conduct the business of the Company as it is presently conducted.

(nn) “Material Adverse Effect” means, when used in connection with the Company or any of its Subsidiaries, any change, effect, event, occurrence, state of facts or development that is materially adverse to (1) the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) any failure by the Companies or the Subsidiaries to meet internal projections or forecasts or revenue or earnings predictions for any period ending after the date of this Agreement; or (b) any adverse change, effect, event, occurrence, state of facts or development to the extent attributable to, resulting from or relating to compliance with the terms of, or the taking of any action required by Parent or Merger Sub pursuant to, this Agreement; or (2) the ability of the holders of Company Stock or Company Warrants or the Company to consummate the transactions contemplated hereby or perform their respective obligations hereunder.

(oo) “Materials of Environmental Concern” means any “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “hazardous material,” as each of those terms are defined under Environmental Laws as such laws are in effect as of the date hereof; and including without limitation any petroleum product or byproduct, asbestos and polychlorinated biphenyls (PCBs).

(pp) “Merger Consideration” means the Closing Merger Consideration, the Holdback Consideration and the Stockholder Representative Expense Amount, subject to adjustment as contemplated hereby.

(qq) “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

(rr) “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon including, without limitation, all electrical, mechanical, plumbing and other building systems; fire protection, security and surveillance systems; telecommunications, computer, writing and cable installations; utility installations; water distribution systems; and landscaping, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Subsidiary.

(ss) “Per Share Adjustment Consideration” means the amount obtained by dividing (i) the Final Adjustment Amount (to the extent of a net increase in the Merger Consideration under Section 2.9(d)) by (ii) the total number of shares of Company Common Stock on a fully diluted basis, after giving effect to the exercise of the Company Warrants (other than shares held in treasury or by Parent, Merger Sub or the Company and its Subsidiaries);

(tt) “Per Share Closing Common Merger Consideration” means the amount obtained by dividing (i) the Closing Common Merger Consideration by (ii) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time on a fully diluted basis, after giving effect to the exercise of the Company Warrants (other than shares held in treasury or by Parent, Merger Sub or the Company and its Subsidiaries).

(uu) “Per Share Holdback Consideration” means the amount obtained by dividing (i) the Holdback Consideration by (ii) the total number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time on a fully diluted basis, after giving effect to the exercise of the Company Warrants (other than shares held in treasury or by Parent, Merger Sub or the Company and its Subsidiaries).

(vv) “Per Share Merger Consideration” means with respect to the Company Common Stock, the sum of the Per Share Closing Common Merger Consideration, the Per Share Holdback Consideration and the Per Share Stockholder Representative Expense Amount, in each case subject to adjustment as contemplated hereby, and with respect to the Company Preferred Stock, the Preferred Per Share Merger Consideration.

(ww) “Per Share Stockholder Expense Amount” means the amount obtained by dividing (i) the Stockholder Representative Expense Amount by (ii) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time on a fully diluted basis, after giving effect to the exercise of the Company Warrants (other than shares held in treasury or by Parent, Merger Sub or the Company and its Subsidiaries).

(xx) “Permitted Liens” means, collectively, (i) Liens for Taxes not yet payable or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected in the Airxcel SEC Reports to the extent required by GAAP, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, processor’s, landlord’s, carrier’s, maritime, materialmen’s or other like Liens, including all statutory Liens, in each case, arising or incurred in the Ordinary Course of Business, (iii) Liens arising in connection with worker’s compensation, unemployment insurance, old age pensions and social security benefits which are not overdue or are being contested in good faith by appropriate proceedings and for which provision for the payment of such Liens has been reflected in Airxcel’s SEC Reports to the extent required by GAAP, (iv) Liens (A) incurred or deposits made in the Ordinary Course of Business to secure the performance of bids, tenders, statutory obligations, fee and expense arrangements with trustees and fiscal agents (exclusive of obligations incurred in connection with the borrowing of money or the payment of the deferred purchase price of property) and (B) securing surety, indemnity, performance, appeal and release bonds, (v) any minor imperfection of title, easements, encroachments, covenants, rights of way, minor defects, irregularities or encumbrances on title or similar Lien which does not and would not reasonably be expected to impair in any material respect the operations of the business of the Company, (vi) licenses, leases and subleases (including bareboat charters) of property and assets in the Ordinary Course of Business, (vii) customary rights of set-off, revocation, refund or chargeback, (viii) Liens arising by operation of law on insurance policies and proceeds thereof to secure premiums thereunder, (ix) any Liens incurred pursuant to equipment leases in the Ordinary Course of Business which do not, individually or in the aggregate, exceed $100,000 in annual payments, and (x) Liens incurred pursuant to actions of Parent or its Affiliates.

(yy) “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group.

(zz) “Preferred Per Share Merger Consideration” means, with respect to each share of Company Preferred Stock, an amount equal to $1.00 per share plus the aggregate accrued but unpaid dividends on such share.

(aaa) “Preferred Stock Merger Consideration” means for all shares of Company Preferred Stock outstanding as of immediately prior to the Effective Time, an aggregate amount equal to the sum of (i) $1.00 multiplied by the number of shares of Company Preferred Stock then outstanding (other than any shares held in treasury or by Parent, Merger Sub, or the Company and its Subsidiaries), plus (ii) the aggregate accrued but unpaid dividends on all shares of Company Preferred Stock then outstanding as determined in accordance with the Company’s Certificate of Incorporation.

(bbb) “Proceeding” means any action, suit, dispute, litigation, arbitration, grievance, proceeding, hearing or claim by or before any Governmental Authority, at law or in equity.

(ccc) “Pro Rata Share” means for each holder of Company Common Stock, the fraction (expressed as a percentage) the numerator of which is the number of shares of Company Common Stock owned by such holder immediately prior to the Effective Time, and the denominator of which is the aggregate number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.

(ddd) “Public Bonds” means Airxcel’s Series A and Series B 11% Series Subordinated Notes due 2007 issued under the Indenture dated November 10, 1997 between Airxcel and the United States Trust Company of New York, as Trustee.

(eee) “Reference Amount” means $18,850,187.

(fff) “Release” shall have the same meaning as in Section 101 of the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601.

(ggg) “Remedial Action” shall mean any action to (i) investigate, contain, reduce exposure to, clean up, remove or treat Hazardous Substances that have been Released; (ii) assess, restore or reclaim the environment or natural resources with respect to a Release(s) of Hazardous Substances; or (iii) perform remedial investigations, feasibility studies, response actions, remedial actions, corrective actions, closures and post-remedial or post-closure studies, investigations, operations and maintenance, or monitoring, with respect to a Release of Hazardous Substances.

(hhh) “Senior Subordinated Credit Agreement” means the Senior Subordinated Credit Agreement, dated as of August 22, 1996, among the Company, Airxcel and Citicorp Mezzanine Partners, L.P, as amended.

(iii) “Stockholder Representative Expense Amount” means the cash amount equal to $100,000.

(jjj) “Subsidiary” of a Person means any corporation, limited liability company, partnership, joint venture, trust, association, organization or other entity in which such Person directly or indirectly owns 50% or more of the aggregate voting stock. For purposes of this definition, “voting stock” means stock or other interests that ordinarily has voting power for the election of directors or managers.

(kkk) “the other party” means, (i) with respect to the Company, the Parent and (ii) with respect to Parent, the Company.

(lll) “Working Capital” means an amount equal to all “current assets” minus all “current liabilities”, in each case as such “current assets” and “current liabilities” are accrued and reflected on the books and records of the Company and its Subsidiaries in accordance with GAAP Consistently Applied; provided, that “current assets” shall not include cash and cash equivalents of the Company and its Subsidiaries or any reserve for deferred Tax assets established to reflect timing differences between book and Tax income, and “current liabilities” shall not include current maturities of Debt or interest accrued in respect of Debt or any reserve for deferred Tax liabilities established to reflect timing differences between book and Tax income.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the day and year first above written.

AHI HOLDINGS INC.

By:	/s/ STEPHEN SHERRILL
Name:	STEPHEN SHERRILL
Title:	PRESIDENT

AHI TRANSITORY SUB INC.

By:	/s/ STEPHEN SHERRILL
Name:	STEPHEN SHERRILL
Title:	PRESIDENT

AIRXCEL HOLDINGS, INC.

By:	/s/ Melvin L. Adams
Name:	Melvin L. Adams
Title:	President

Solely for purposes of Article VIII, the Stockholder Representative has duly executed this Agreement as of the day and year first written above.

CITIGROUP VENTURE CAPITAL, LTD.

By:	/s/ James A. Urry
Name:	James A. Urry
Title:	Vice President